

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-51357

BUILDERS FIRSTSOURCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2084569**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2001 Bryan Street, Suite 1600 **Dallas, Texas**	**75201**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(214) 880-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common stock, par value $0.01 per share	NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2010 was approximately $111.6 million based on the closing price per share on that date of $2.40 as reported on the NASDAQ Stock Market LLC.

The number of shares of the registrant's common stock, par value $0.01, outstanding as of February 28, 2011 was 96,768,427.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders to be held on May 25, 2011 are incorporated by reference into Part III of this Form 10-K.

BUILDERS FIRSTSOURCE, INC.
Table of Contents to Form 10-K

PART I

Item 1. *Business*

CAUTIONARY STATEMENT

Statements in this report which are not purely historical facts or which necessarily depend upon future events, including statements regarding our anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements in this report are based upon information available to us on the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Any forward-looking statements made in this report involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. In addition, oral statements made by our directors, officers and employees to the investment community, media representatives and others, depending upon their nature, may also constitute forward-looking statements. As with the forward-looking statements included in this report, these forward-looking statements are by nature inherently uncertain, and actual results may differ materially as a result of many factors. Further information regarding the risk factors that could affect our financial and other results are included as Item 1A of this annual report on Form 10-K.

OVERVIEW

Builders FirstSource, Inc. is a leading supplier and manufacturer of structural and related building products for residential new construction. We have operations principally in the southern and eastern United States with 52 distribution centers and 47 manufacturing facilities, many of which are located on the same premises as our distribution centers. We have successfully acquired and integrated 27 companies since our formation and are currently managed as three regional operating groups — Atlantic, Southeast and Central — with centralized financial and operational oversight. In this annual report, references to the "company," "we," "our," "ours" or "us" refer to Builders FirstSource, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

Builders FirstSource, Inc. is a Delaware corporation formed in 1998, as BSL Holdings, Inc. On October 13, 1999, we changed our name to Builders FirstSource, Inc. Publicly held since 2005, our common stock is listed on the NASDAQ Stock Market LLC under the ticker symbol "BLDR".

OUR INDUSTRY

We compete in the professional segment ("Pro Segment") of the U.S. residential new construction building products supply market. Suppliers in the Pro Segment primarily focus on serving professional customers such as homebuilders and remodeling contractors. According to the National Association of Home Builders ("NAHB"), the single family residential construction market was an estimated $112.8 billion in 2010, down approximately 73% from the historical high of $413.2 billion in 2006. The Pro Segment of this market consists predominantly of small, privately owned suppliers including framing and shell construction contractors, local and regional materials distributors, single or multi-site lumberyards, and truss manufacturing and millwork operations. Because of the predominance of smaller privately owned companies and the overall size and diversity of the target customer market, the Pro Segment remains fragmented. There were only six building product suppliers in the Pro Segment that generated more than $500 million in sales according to *ProSales* magazine's 2009 ProSales 100 list. On this list, we were the fifth largest building product supplier in 2009.

Our industry is driven primarily by the residential new construction market, which is in turn dependent upon a number of factors, including demographic trends, interest rates, employment levels, supply and demand for housing stock, availability of credit, foreclosure rates, consumer confidence and the economy in general. The homebuilding industry has experienced a significant and sustained downturn over the past few years due to negative trends in many of the factors listed above. During this downturn, many homebuilders have significantly decreased their starts because of lower demand and a surplus of both existing and new home inventory. The weakness in the homebuilding industry has resulted in a significant reduction in demand for our products and services.

Adding to the pressure on the housing industry are the severe limitations on credit availability for smaller homebuilders and homebuyers. Beginning in 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. This disruption resulted in a stricter regulatory environment and reduced availability of mortgages for potential homebuyers due to an illiquid credit market and more restrictive standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders continue to be severely constrained, which is adding to the severity of the downturn in our industry. However, we believe there are several meaningful trends that indicate U.S. housing demand will likely recover in the long term. These trends include still near record-low interest rates, the aging of housing stock, and normal population growth due to birthrate exceeding death rate. In fact, 2010 was the first time in the past five years that the housing industry experienced an increase in starts as, according to the U.S. Census Bureau, actual single family housing starts in the U.S. during 2010 increased 5.9% from 2009. The NAHB is also predicting that U.S. housing starts will increase in 2011 to approximately 555,000 single family housing starts. This level for 2011 would represent a 17.8% increase from 2010 actual housing starts.

OUR CUSTOMERS

We serve a broad customer base ranging from production homebuilders to small custom homebuilders. We believe we have a diverse geographic footprint as we serve 32 markets in 9 states. According to 2010 U.S. Census data, we have operations in 17 of the top 50 U.S. Metropolitan Statistical Areas, as ranked by single family housing permits in 2010. In addition, approximately 44% of U.S. housing permits in 2010 were issued in states in which we operate.

Our customer mix is a balance of large national homebuilders, regional homebuilders, and local builders. Our customer base is highly diversified. For the year ended December 31, 2010, our top 10 customers accounted for approximately 23.8% of our sales, and no single customer accounted for more than 5% of our sales. Our top 10 customers are comprised primarily of the largest production homebuilders, including publicly traded companies such as Beazer Homes USA, D.R. Horton, Inc., Lennar Corp., Hovnanian Enterprises, Inc., Pulte Homes, Inc. (including Centex Corp.), and The Ryland Group, Inc.

In addition to the largest production homebuilders, we also service and supply regional and local custom homebuilders. Custom homebuilders require high levels of service; our sales team must work very closely with the designers on a day-to-day basis in order to ensure the appropriate products are produced and delivered to the building site. To account for these increased service costs, pricing in the industry is tied to the level of service provided and the volumes purchased.

While our primary focus has been on single-family residential construction, over the past several years we have expanded our multi-family and light commercial business to further diversify our customer base and lessen our dependence on the single-family market.

OUR PRODUCTS AND SERVICES

We offer an integrated solution to our customers providing manufacturing, supply, and installation of a full range of structural and related building products. We distribute a wide variety of building products and services directly to homebuilder customers. In addition, we manufacture floor trusses, roof trusses, wall panels, stairs, millwork, windows, and doors. In addition to our full range of construction services, we provide a comprehensive offering of products that includes approximately 62,000 stock keeping units ("SKUs"). We believe our broad product and service offering combined with our scale and experienced sales force have driven market share gains, particularly with production homebuilders, and will help us to maintain our customer base during the downturn in the housing industry.

We group our building products and services into five product categories: prefabricated components, windows & doors, lumber & lumber sheet goods, millwork, and other building products & services. For the year ended December 31, 2010, our combined sales of prefabricated components, windows & doors and millwork product categories represented 53.1% of total sales. Each of these categories includes both manufactured and distributed products. Products in these categories typically carry a higher margin and provide us with opportunities to cross-sell other products and services, thereby increasing customer penetration. Sales by product category for the years ended December 31, 2010, 2009 and 2008 can be found under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this annual report on Form 10-K.

Prefabricated Components. Prefabricated components are factory-built substitutes for job site-framing and include floor trusses, roof trusses, wall panels, stairs, and engineered wood that we design and cut for each home. Our manufactured prefabricated components allow builders to build higher quality homes more efficiently. Roof trusses, floor trusses, wall panels and stair units are built in a factory controlled environment. Engineered floors and beams are cut to the required size and packaged for the given application at many of our locations. Without prefabricated components, builders construct these items on site, where weather and variable labor quality can negatively impact construction cost, quality and installation time. In addition, engineered wood beams have greater structural strength than conventional framing materials, allowing builders to frame houses with more open space creating a wider variety of house designs. Engineered wood floors are stronger and straighter than conventionally framed floors.

Prior to the current housing downturn, homebuilders were increasingly using prefabricated components in order to realize increased efficiency and improved quality. Shortening cycle time from start to completion was a key imperative of the homebuilders during periods of strong consumer demand. With the current housing downturn, that trend has decelerated as cycle time has less relevance. Customers who traditionally used prefabricated components, for the most part still do. However, the conversion of customers to this product offering has slowed. We expect this trend to continue at least for the duration of this downturn. In response, we have reduced our manufacturing capacity and delayed plans to open new facilities.

Windows & Doors. The windows & doors category comprises the manufacturing, assembly and distribution of windows, and the assembly and distribution of interior and exterior door units. We manufacture aluminum and vinyl windows in our plant in Houston, Texas which allows us to supply builders, primarily in the Texas market, with an adequate supply of cost-competitive products. Our pre-hung interior and exterior doors consist of a door slab with hinges and door jambs attached, reducing on-site installation time and providing higher quality finished door units than those constructed on site. These products typically require a high degree of product knowledge and training to sell. As we continue to emphasize higher margin product lines, we expect value-added goods like windows & doors to increasingly contribute to our sales and overall profitability.

Lumber & Lumber Sheet Goods. Lumber & lumber sheet goods include dimensional lumber, plywood and oriented strand board ("OSB") products used in on-site house framing. In 2010, this product line increased as a percentage of our total sales to 28.8% primarily due to the unprecedented commodity inflation seen during the first half of the year. However, lumber and lumber sheet goods as a percentage of our total sales has declined significantly since 2004 when it represented 39.6% of sales. This change in product mix has been due in part to a shift in builder demand toward prefabricated components for their framing needs. Despite this shift in product mix, we believe we have grown our market share for lumber & lumber sheet goods over this time period. We expect the lumber & lumber sheet goods business to remain a stable revenue source in the future, but to grow over the long-term at a slower rate than our other business lines.

Millwork. Millwork includes interior trim, exterior trim, columns and posts that we distribute, as well as custom exterior features that we manufacture under the Synboard TM brand name. Synboard is produced from extruded PVC and offers several advantages over traditional wood features, such as greater durability and no ongoing maintenance such as periodic caulking and painting.

Other Building Products & Services. Other building products & services consist of various products, including cabinets, gypsum, roofing and insulation. This category also includes services such as turn-key framing, shell construction, design assistance and professional installation of products spanning all our product categories. We provide professional installation and turn-key services as a solution for our homebuilder customers. Through our installation services program, we help homebuilders realize efficiencies through improved scheduling, resulting in reduced cycle time and better cost controls. We believe these services require scale, capital and sophistication that smaller competitors do not possess.

MANUFACTURING

Our manufacturing facilities utilize the latest technology and the highest quality materials to improve product quality, increase efficiency, reduce lead times and minimize production errors. As a result, we believe we incur significantly lower engineering and set-up costs than do our competitors, contributing to improved margins and customer satisfaction. We manufacture products within three of our product categories: prefabricated components, millwork, and windows and doors.

Prefabricated Components — Trusses and Wall Panels. Truss and wall panel production has two steps — design and fabrication. Each house requires its own set of designed shop drawings, which vary by builder type: production versus custom builders. Production builders use prototype house plans as they replicate houses. These house plans may be minimally modified to suit individual customer demand. The number of changes made to a given prototype house, and the number of prototype houses used, varies by builder and their construction and sales philosophy. We maintain an electronic master file of trusses and wall panels for each builder's prototype houses. There are three primary benefits to master filing. First, master filing is cost effective as the electronic master file is used rather than designing the components individually each time the prototype house is built. Second, it improves design quality as a house's design is based on the proven prototype except for any minor builder modifications. Third, master filing allows us to change one file and update all related prototype house designs automatically as we improve the design over time or as the builder modifies the base prototype house. We do not maintain a master file for custom builders who do not replicate houses, as it is not cost effective. For these builders, the components are designed individually for each house.

After we design shop drawings for a given house, we download the shop drawings into a proprietary software system to review the design for potential errors and to schedule the job for production. The fabrication process begins by cutting individual pieces of lumber to required lengths in accordance with the shop drawings. We download the shop drawings from our design department to computerized saws. We assemble the cut lumber to form roof trusses, floor trusses or wall panels, and store the finished components by house awaiting shipment to the job site.

We generate fabrication time standards for each component during the design step. We use these standards to measure efficiency by comparing actual production time with the calculated standard. Each plant's performance is benchmarked by comparing efficiency across plants.

Prefabricated Components — Engineered Wood. As with trusses and wall panels, engineered wood components have a design and fabrication step. We design engineered wood floors using a master filing system similar to the truss and wall panel system. Engineered wood beams are designed to ensure the beam will be structurally sound in the given application. After the design phase, a printed layout is generated. We use this layout to cut the engineered wood to the required length and assemble all of the components into a house package. We then install the components on the job site. We design and fabricate engineered wood at the majority of our distribution locations.

Prefabricated Components — Stairs. We manufacture box stairs at several of our locations. After a house is framed, our salesman takes measurements at the job site prior to manufacturing to account for any variation between the blueprints and the actual framed house. We fabricate box stairs based on these measurements.

Custom Millwork. Our manufactured custom millwork consists primarily of synthetic exterior trim, custom windows, features and box columns that we sell throughout our company under our Synboard brand name.

We sand, cut, and shape sheets of 4 foot by 18 or 20 foot Celuka-blown, extruded PVC ("Synboard") to produce the desired product. We produce exterior trim boards by cutting the Synboard into the same industry-standard dimensions used for wood-based exterior trim boards. We form exterior features by assembling pieces of Synboard and other PVC-based moldings that have been cut, heated and bent over forms to achieve the desired shape. For custom windows, we build the frame from Synboard and glaze the glass into place. We fabricate box columns from sections of PVC that are cut on a 45 degree angle and mitered together.

Windows. We manufacture a full line of traditional aluminum and vinyl windows at an approximately 200,000 square foot manufacturing facility located in Houston, Texas. The process begins by purchasing aluminum and vinyl lineal extrusions. We cut these extrusions to size and join them together to form the window frame and sash. We then purchase sheet glass and cut it to size. We combine two pieces of identically shaped glass with a sealing compound to create a glass unit with improved insulating capability. We then insert the sealed glass unit and glaze it into the window frame and sash. The unit is completed when we install a balance to operate the window and add a lock to secure the window in a closed position.

Pre-hung Doors. We pre-hang interior and exterior doors at many of our locations. We insert door slabs and pre-cut door jambs into a door machine, which bores holes into the doors for the door hardware and applies the jambs and hinges to the door slab. We then apply the casing that frames interior doors at a separate station. Exterior doors do not have a casing, and instead may have sidelights applied to the sides of the door, a transom attached over the top of the door unit and a door sill applied to the threshold.

OUR STRATEGY

Our long-term strategy is to leverage our competitive strengths to grow sales, earnings, and cash flow and remain a preferred supplier to the homebuilding industry. We have modified our strategy in response to the extended downturn that has affected our industry. Our strategy during the housing downturn is to maximize financial performance without impairing our ability to compete and create value in the long term. We have implemented this strategy through generating new business, focusing on cost, working capital and operating improvements, and most importantly conserving cash.

Expand Current Customer Base. In recent years, the homebuilding industry has undergone significant consolidation, with the larger homebuilders substantially increasing their market share. In accordance with this trend, our customer base has increasingly shifted to production homebuilders. We intend to leverage our business model, geographic breadth and scale to continue to grow our sales to the production homebuilders as they continue to gain market share. We increased sales to our 10 largest production homebuilders from 21.8% of our net sales for the year ended December 31, 2009 to 23.8% of our net sales for the year ended December 31, 2010. During 2010, sales to our top 10 production homebuilders increased 12.7% compared to our net sales to these same customers in 2009. We expect that our ability to maintain strong relationships with the largest builders will be vital to our ability to grow and expand into new markets as well as maintain our current market share through the downturn. Additionally, during the downturn, we will continue with our plan to prudently expand our presence in the custom homebuilder base while still adhering to our tight credit standards.

Expand into Multi-Family and Light Commercial Business. We believe we can diversify our customer base and grow our sales by further expanding into the multi-family and light commercial business. While we primarily serve the single family new home construction market, we continue to look for ways to expand our multi-family and/or light commercial market in certain regions.

Focus on Cost, Working Capital and Operating Improvements. We are extremely focused on expenses and working capital to remain a low cost supplier. We maintain a continuous improvement, "best practices" operating philosophy and regularly implement new initiatives to reduce costs, increase efficiency and reduce working capital. For example, we have linked our computer system to those of some customers to streamline the administrative aspects of the quoting, invoicing and billing processes. We also analyze our workforce productivity to determine the optimal labor mix that minimizes cost, and examine our logistics function to reduce the cost of inbound freight. Our focus on cost controls, working capital and operating improvements is particularly important during this downturn. Our largest controllable cost is our salaries and wages. Since the beginning of the housing downturn in March 2006, we have reduced our average full time equivalent headcount, excluding discontinued operations, by 60.3%. We have been thoughtful in reducing our headcount as a number of the reductions were the result of identifying and implementing operating efficiencies. We were also able to reduce office general and administrative expenses by $5.3 million for 2010, among other reductions. Industry forecasters are predicting that single family housing starts will show improvements in 2011 which could require us to increase our operating expenses, headcount and working capital in order to support the additional demand. We will attempt to minimize these increases to ensure that we prudently adjust our variable costs with the change in housing starts. We continue to be diligently focused on the controllable aspects of working capital, including days sales outstanding, inventory turns and accounts payable days outstanding.

Conserve Cash. During a downturn, we realize the importance of acting quickly to conserve capital. We pulled back our capital expenditures in 2009 and 2008 to maintenance capital levels. In 2010, we increased our capital expenditures due primarily to buyouts of expiring vehicle and equipment leases. We also manage our credit tightly, especially in these conditions. As industry conditions deteriorate, we know it is important to extend credit prudently for a higher probability of collection on our accounts receivable. Our bad debt expense decreased $1.9 million in 2010 compared to 2009, as a result of our tighter credit policies.

Pursue Strategic Acquisitions. The highly fragmented nature of the Pro Segment of the U.S. residential new construction building products supply market presents substantial acquisition opportunities. Our long-term acquisition strategy, subject to our ability to secure long-term capital, centers on the continued growth of our prefabricated components business and on the potential for geographic expansion. First, we will selectively seek to acquire companies that manufacture prefabricated components such as roof and floor trusses, wall panels, stairs, and engineered wood, as well as other building products such as millwork. We will also seek to acquire companies that present an opportunity to add manufacturing capabilities in a relatively short period of time. Second, there are a number of attractive homebuilding markets where we do not currently operate. We believe that our proven operating model can be successfully adapted to these markets and that the homebuilders in these markets, many of whom we currently serve elsewhere, would value our broad product and service offering, professional expertise, and superior customer service. When entering a new market, our strategy is to acquire market-leading distributors and subsequently expand their product offerings and/or add manufacturing facilities while integrating their operations into our centralized platform. This strategy allows us to quickly achieve the scale required to maximize profitability and leverage existing customer relationships in the local market. Our senior management team has the experience and ability to identify acquisition candidates and integrate acquisitions, having acquired and integrated 27 companies since 1998. There may be opportunities for industry consolidation in 2011 and we would like to be at the forefront of this trend. However, liquidity is our primary area of focus in 2011, and therefore we will review potential acquisitions in light of our projected liquidity needs.

SALES AND MARKETING

We seek to attract and retain customers through exceptional customer service, leading product quality, broad product and service offerings, and competitive pricing. This strategy is centered on building and maintaining strong customer relationships rather than traditional marketing and advertising. We strive to add value for the homebuilders through shorter lead times, lower material costs, faster project completion and higher quality. By executing this strategy, we believe we will continue to generate new business.

Our experienced locally focused sales force is at the core of our sales effort. This sales effort involves deploying salespeople who are skilled in housing construction to meet with a homebuilder's construction superintendent, local purchasing agent, or local executive with the goal of becoming the primary product supplier. If selected by the homebuilder, the salesperson and his or her team of experts review blueprints for the contracted homes and advise the homebuilder in areas such as opportunities for cost reduction and regional aesthetic preferences. Next, the team determines the specific package of our products that are needed to complete the project and schedules a sequence of site deliveries. Our large delivery fleet and comprehensive inventory management system enable us to provide "just-in-time" product delivery, ensuring a smoother and faster production cycle for the homebuilder. Throughout the construction process, the salesperson makes frequent site visits to ensure timely delivery and proper installation and to make suggestions for efficiency improvements. We believe this level of service is highly valued by our customers and generates significant customer loyalty. At December 31, 2010, we employed approximately 344 sales representatives, who are typically paid a commission based on gross margin dollars collected and work with approximately 189 sales coordinators and product specialists.

BACKLOG

Due to the nature of our business, backlog information is not meaningful. While our customers may provide an estimate of their future needs, in most cases we do not receive a firm order from them until just prior to the anticipated delivery dates. Accordingly, in many cases the time frame from receipt of a firm order and shipment does not exceed a few days.

MATERIALS AND SUPPLIER RELATIONSHIPS

We purchase inventory primarily for distribution, some of which is also utilized in our manufacturing plants. The key materials we purchase include dimensional lumber, OSB, engineered wood, windows, doors, and millwork. Our largest suppliers are national lumber and wood products producers and distributors such as BlueLinx Holdings Inc., Boise Cascade Company, U.S. Lumber, Canfor Wood Products and Weyerhaeuser Company and building products manufacturers such as Masonite International Corporation, M I Windows and Doors and Ply Gem Windows. We believe there is sufficient supply in the marketplace to competitively source most of our requirements without reliance on any particular supplier and that our diversity of suppliers affords us purchasing flexibility. Due to our centralized oversight of purchasing and our large lumber and OSB purchasing volumes, we believe we are better able to maximize the advantages of both our and our suppliers' broad footprints and negotiate purchases in multiple markets to achieve more favorable contracts with respect to price, terms of sale, and supply than our regional competitors. Additionally, for certain customers, we institute purchasing programs on raw materials such as OSB to align portions of our procurement costs with our pricing commitments. We balance our lumber and OSB purchases with a mix of contract and spot market purchases to ensure consistent quantities of product necessary to fulfill customer contracts, to source products at the lowest possible cost, and to minimize our exposure to the volatility of commodity lumber prices.

We currently source products from approximately 3,300 suppliers in order to reduce our dependence on any single company and to maximize purchasing leverage. Although no materials purchased from any single supplier represented more than 9% of our total materials purchased in 2010, we believe we are one of the largest customers for many suppliers, and therefore have significant purchasing leverage. We have found that using multiple suppliers ensures a stable source of products and the best purchasing terms as the suppliers compete to gain and maintain our business.

We maintain strong relationships with our suppliers, and we believe opportunities exist to improve purchasing terms in the future, including inventory storage or "just-in-time" delivery to reduce our inventory carrying costs. We believe we can obtain additional procurement cost savings and purchasing synergies which would further enhance our margins and cash flow.

COMPETITION

Due to the decline in housing starts, we have and will continue to experience increased competition for homebuilder business. Many of our competitors in the Pro Segment market are small, privately owned companies, including framing and shell construction contractors, local and regional materials distributors, single or multi-site lumberyards, and truss manufacturing and millwork operations. Most of these companies have limited access to capital and lack sophisticated information technology systems and large-scale procurement capabilities. We believe we have substantial competitive advantages over these smaller competitors due to our long-standing customer relationships, local market knowledge and competitive pricing. Our largest competitors in our markets are 84 Lumber Co. (a privately held company), Stock Building Supply (a privately held company, majority owned by Gores Group) and Pro-Build Holdings, Inc. (a privately held company, formerly Strober Organization).

We compete in the Pro Segment of the U.S. residential new construction building products supply market. According to 2010 U.S. Census data, we have operations in 17 of the top 50 U.S. Metropolitan Statistical Areas, as ranked by single family housing permits, and approximately 44% of U.S. housing permits in 2010 were issued in states in which we operate. We focus on a distinctly different target market than the home center retailers such as The Home Depot and Lowe's, who currently primarily serve do-it-yourself and professional remodeling customers. By contrast, our customers consist of professional homebuilders and those that provide construction services to them, with whom we develop strong relationships. The principal methods of competition in the Pro Segment are the development of long-term relationships with professional builders and retaining such customers by delivering a full range of high-quality products on time and offering trade credit, competitive pricing, flexibility in transaction processing, and integrated service and product packages, such as turn-key framing and shell construction, as well as prefabricated components and installation. Our leading market positions in the highly competitive Pro Segment create economies of scale that allow us to cost-effectively supply our customers, which both enhances profitability and reduces the risk of losing customers to competitors.

EMPLOYEES

At December 31, 2010, we had approximately 2,500 full-time equivalent employees, none of whom were represented by a union. We believe that we have good relations with our employees.

INFORMATION TECHNOLOGY SYSTEMS

Our primary enterprise resource planning ("ERP") system, which we use for operations representing approximately 98% of our sales, is a proprietary system that has been highly customized by our computer programmers. The system has been designed to operate our businesses in a highly efficient manner. The materials required for thousands of standard builder plans are stored by the system for rapid quoting or order entry. Hundreds of price lists are maintained on thousands of SKUs, facilitating rapid price changes in changing product cost environments. A customer's order can be tracked at each stage of the process and billing can be customized to reduce a customer's administrative costs and speed payment.

We have a single financial reporting system that has been highly customized for our business. Consolidated financial, sales and workforce reporting is integrated using Hyperion Business Intelligence system, which aggregates data from our ERP systems along with workforce information from our third-party payroll administrator. This technology platform provides management with robust corporate and location level performance management by leveraging standardized metrics and analytics allowing us to plan, track and report performance and compensation measures.

We have developed a proprietary program for use in our component plants. This software reviews product designs for errors, schedules the plants and provides the data used to measure plant efficiency. In addition, we have purchased several software products that have been integrated with our primary ERP system. These programs assist in analyzing blueprints to generate material lists, configure kitchen cabinet orders to submit to manufacturers and purchase lumber products at the lowest cost.

SEASONALITY AND OTHER FACTORS

Our first and fourth quarters have historically been, and are expected to continue to be, adversely affected by weather patterns in some of our markets, causing reduced construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from the following:

- The volatility of lumber prices;
- The cyclical nature of the homebuilding industry;
- General economic conditions in the markets in which we compete;
- The pricing policies of our competitors;
- The production schedules of our customers; and
- The effects of weather.

The composition and level of working capital typically change during periods of increasing sales as we carry more inventory and receivables. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season. These increases have in the past resulted in negative operating cash flows during this peak season, which historically have been financed through available cash. Collection of receivables and reduction in inventory levels following the peak building and construction season have in the past helped to partially offset this negative cash flow. We have also from time to time utilized our credit facility to cover working capital needs.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file reports, proxy and information statements and other information with the Securities and Exchange Commission ("SEC"). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and other information and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations section of our website under the links to "SEC Filings." Our Internet address is www.bldr.com. Reports are available free of charge as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, our officers and directors file with the SEC initial statements of beneficial ownership and statements of change in beneficial ownership of our securities, which are also available on our website at the same location. We are not including this or any other information on our website as a part of, nor incorporating it by reference into, this Form 10-K or any of our other SEC filings.

In addition to our website, you may read and copy public reports we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we electronically file with, or furnish to, the SEC at www.sec.gov.

EXECUTIVE OFFICERS

Floyd F. Sherman, Chief Executive Officer, President and Director, age 71. Mr. Sherman has been our Chief Executive Officer and a director since 2001, when he joined the company. He served as President of the company from 2001 until October 2006 and from February 2008 to the present. Prior to joining the company, he spent 28 years at Triangle Pacific/Armstrong Flooring, the last nine of which he served as Chairman and Chief Executive Officer. Mr. Sherman is currently a director of PGT, Inc. and C.H.I. Overhead Doors, Inc. Mr. Sherman has over 40 years of experience in the building products industry. A native of Kerhonkson, New York and a veteran of the U.S. Army, Mr. Sherman is a graduate of the New York State College of Forestry at Syracuse University. He also holds an M.B.A. degree from Georgia State University.

M. Chad Crow, Senior Vice President and Chief Financial Officer, age 42. Mr. Crow joined the company in September 1999 as Assistant Controller. He served as Vice President — Controller of the company from May 2000 and was promoted to Senior Vice President and Chief Financial Officer in November 2009. Prior to joining the company, Mr. Crow served in a variety of positions at Pier One Imports, most recently as Director of Accounting. Mr. Crow also has five years of public accounting experience with PriceWaterhouse. Mr. Crow is a C.P.A. and received his B.B.A. degree from Texas Tech University.

Donald F. McAleenan, Senior Vice President and General Counsel, age 56. Mr. McAleenan has served as Senior Vice President and General Counsel of the company since 1998. Prior to joining the company, Mr. McAleenan served as Vice President and Deputy General Counsel of Fibreboard Corporation from 1992 to 1997. Mr. McAleenan was also Assistant General Counsel of AT&E Corporation and spent nine years as a securities lawyer at two New York City law firms. Mr. McAleenan has a B.S. from Georgetown University and a J.D. from New York University Law School.

Morris E. Tolly, Senior Vice President — Operations, age 67. Mr. Tolly has served as Senior Vice President — Operations of the company since January 25, 2007. Mr. Tolly has been with Builders FirstSource since 1998 when the company acquired Pelican Companies, Inc. ("Pelican") and has over 40 years of experience in the building products industry. He served in a myriad of roles at Pelican, including sales, Sales Manager and General Manager. Mr. Tolly was an Area Vice President responsible for 12 locations at the time of Pelican's acquisition. In 2000, he was promoted to President of the company's Southeast Group, with responsibility for 48 locations.

Frederick B. Schenkel, Vice President — Manufacturing, age 61. Mr. Schenkel joined the company in 1998 when the company acquired Builders Supply and Lumber ("BSL") from Pulte Home Corporation. He became Vice President of the company in 1999 and was promoted to Vice President — Manufacturing in 2002. Mr. Schenkel has more than 30 years of experience managing manufacturing facilities in the industry and, before joining BSL, held such positions as manufacturing manager for The Ryland Group, Inc., Vice President of Manufacturing for Diversified Homes Corporation of Maryland, and plant manager for Regional Building Systems, Inc. Mr. Schenkel holds a B.A. in accounting from Saint Bonaventure University.

Item 1A. *Risk Factors*

Risks associated with our business, an investment in our securities, and with achieving the forward-looking statements contained in this report or in our news releases, websites, public filings, investor and analyst conferences or elsewhere, include, but are not limited to, the risk factors described below. Any of the risk factors described below could cause our actual results to differ materially from expectations and could have a material adverse effect on our business, financial condition or operating results. We may not succeed in addressing these challenges and risks.

The industry in which we operate is dependent upon the homebuilding industry, the economy, the credit markets, and other important factors.

The building products industry is highly dependent on new home construction, which in turn is dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, and the health of the economy and mortgage markets. Unfavorable changes in demographics, credit markets, consumer confidence, housing affordability, or inventory levels, or weakening of the national economy or of any regional or local economy in which we operate, could adversely affect consumer spending, result in decreased demand for homes, and adversely affect our business. Production of new homes may also decline because of shortages of qualified tradesmen, reliance on inadequately capitalized homebuilders and sub-contractors, and shortages of material. In addition, the homebuilding industry is subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design and safety, construction, energy conservation and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and could negatively affect our sales and earnings. Because we have substantial fixed costs, relatively modest declines in our customers' production levels could have a significant adverse effect on our financial condition, operating results and cash flows.

The homebuilding industry has been undergoing a significant and sustained downturn that began in mid-2006. Challenging conditions still persist even as, according to the U.S. Census Bureau, actual single family housing starts in the U.S. during 2010 increased 5.9% from 2009. We believe that the ongoing market downturn is attributable to a variety of factors including: a severe economic recession, followed by an economic recovery that has been modest to date; limited credit availability; excess home inventories; a substantial reduction in speculative home investment; reduced consumer confidence; and soft housing demand. The downturn in the homebuilding industry has resulted in a substantial reduction in demand for our products and services, which in turn had a significant adverse effect on our business and operating results during fiscal years 2007 through 2010.

In addition, beginning in 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. The disruption has continued to date and has resulted in a stricter regulatory environment and reduced availability of mortgages for potential homebuyers due to an illiquid credit market, substantial declines in housing prices, and tighter standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders continue to be severely constrained. As the housing industry is dependent upon the economy and employment levels as well as potential homebuyers' access to mortgage financing and homebuilders' access to commercial credit, it is likely that the housing industry will not recover until conditions in the economy and the credit markets significantly improve and unemployment rates decline.

We cannot predict the duration and magnitude of the current economic and market conditions, or the timing or strength of a future recovery of housing activity in our markets, if any. We also cannot provide any assurances that the homebuilding industry will not weaken further or that the operational strategies we have implemented to address the current market conditions will be successful. Continued weakness in the homebuilding industry would have a significant adverse effect on our business, financial condition and operating results.

In view of the current housing downturn, we may be required to take additional impairment charges relating to our operations or close under-performing locations.

During 2008, we recorded goodwill impairment charges of $39.9 million in continuing operations related to our Florida reporting unit and $4.0 million in discontinued operations, net of tax, related to our Ohio reporting unit. During 2008, we also recorded impairment charges related to long-lived assets, other than goodwill, of $7.0 million in continuing operations and $0.1 million in discontinued operations, net of tax. During 2009, we recorded an impairment charge of $0.5 million in continuing operations to reduce the carrying value of a parcel of real estate being held for sale. During 2010, we recorded an impairment charge of $0.8 in continuing operations related to long-lived assets and land held for sale. If the current weakness in the homebuilding industry continues, we may need to take additional goodwill and/or asset impairment charges relating to certain of our reporting units. Any such non-cash charges would have an adverse effect on our financial results. In addition, in response to industry and market conditions, we may have to close certain facilities in under-performing markets, although we have no specific plans for additional facility closures at this time. Any such facility closures could have a significant adverse effect on our financial condition, operating results, and cash flows.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.

As of December 31, 2010, our funded debt was approximately $165.0 million, which consisted of $20.0 million of outstanding borrowings under our senior secured revolving credit facility, $139.7 million of our Second Priority Senior Secured Floating Rate Notes due in 2016 ("2016 notes"), and $5.3 million of our remaining Floating Rate Notes due in 2012 ("2012 notes"). Our senior secured revolving credit facility is scheduled to mature in December 2012, but will mature in November 2011 if we have not repaid or extended the maturity of all of the outstanding 2012 notes by that time. In addition, we have significant obligations under ongoing operating leases that are not reflected in our balance sheet.

As of December 31, 2010, all of our funded debt was at a variable interest rate. If interest rates rise, our interest expense would increase. However, interest expense on our 2016 notes, which are subject to a 3% floor, would not change unless LIBOR increased to greater than 3%. Based on debt outstanding and LIBOR rates at December 31, 2010, a 1.0% increase in interest rates would result in approximately $0.2 million of additional interest expense annually.

Our substantial debt could have important consequences to us, including:

- increasing our vulnerability to general economic and industry conditions;
- requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;
- exposing us to the risk of increased interest rates, and corresponding increased interest expense, because a significant portion of our borrowings are at variable rates of interest;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

In addition, some of our debt instruments, including those governing our senior secured revolving credit facility and our notes, contain cross-default provisions that could result in our debt being declared immediately due and payable under a number of debt instruments, even if we default on only one debt instrument. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

Our financial condition and operating performance and that of our subsidiaries is also subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. There are no assurances that we will maintain a level of liquidity sufficient to permit us to pay the principal, premium, and interest on our indebtedness beyond 2011.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The credit agreement governing our senior secured revolving credit facility and the indenture governing our 2016 notes restrict our ability to dispose of assets and to use the proceeds from such dispositions. We may not be able to consummate those dispositions or be able to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

Given the ongoing housing downturn, we are substantially reliant on cash on hand and our $150 million senior secured revolving credit facility to provide working capital and fund our operations. Our inability to renew or replace this facility when required or when business conditions warrant, could have a material adverse effect on our business, financial condition, and results of operations. As of December 31, 2010, our outstanding borrowings under this facility were $20 million, and our net available borrowing capacity in excess of our minimum liquidity covenant was $22.6 million. Our inability to borrow additional funds under this facility to fund our working capital requirements and our operations could have a significant adverse effect on our financial condition, operating results and cash flows.

Economic and credit market conditions, the performance of the homebuilding industry, and our financial performance, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit, economic conditions, and financial, business, and other factors, many of which are beyond our control. The prolonged continuation or worsening of the current market and macroeconomic conditions that affect our industry could require us to seek additional capital and have a material adverse effect on our ability to secure such capital on favorable terms, if at all.

We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time, including our 2012 notes, our 2016 notes, and our senior secured revolving credit facility. The credit agreement governing our senior secured revolving credit facility and the indenture governing the 2016 notes, moreover, restrict the amount of permitted indebtedness allowed. In addition, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations. If additional funds are raised through the issuance of additional equity or convertible debt securities, our stockholders may experience significant dilution.

We may incur additional indebtedness.

We may incur additional indebtedness under our senior secured revolving credit facility, which provides for up to $150.0 million of revolving credit borrowings. Given the severe housing downturn, we are currently substantially reliant on our cash on hand and our credit facility to fund our operations. In addition, we may be able to incur substantial additional indebtedness in the future, including collateralized debt, subject to the restrictions contained in the credit agreement governing our senior secured revolving credit facility and the indenture governing our 2016 notes. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our debt instruments contain various covenants that limit our ability to operate our business.

Our financing arrangements, including our senior secured revolving credit facility and the indenture governing our 2016 notes, contain various provisions that limit our ability to, among other things:

- transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;
- incur additional debt;
- pay dividends or distributions on our capital stock or repurchase our capital stock;
- make certain restricted payments or investments;
- create liens to secure debt;
- enter into transactions with affiliates;
- merge or consolidate with another company or continue to receive the benefits of these financing arrangements under a "change in control" scenario (as defined in those agreements); and
- engage in unrelated business activities.

At December 31, 2010, our net available borrowing capacity under our senior secured revolving credit facility in excess of the required $10 million liquidity covenant was $22.6 million. This covenant calculates as eligible borrowing base less outstanding borrowings. The resulting amount must equal or exceed a minimum liquidity requirement, ranging from $10.0-$18.75 million, or we are required to meet a fixed charge coverage ratio of 1:1, which we currently would not meet. The fixed charge coverage ratio is defined as the ratio of earnings before interest expenses, income taxes, depreciation, and amortization expenses minus capital expenditures, cash taxes paid, dividends, distributions and share repurchases or redemptions to the sum of scheduled principal payments and interest expense on a trailing 12 month basis from the trigger date. Based on our 2011 forecast, we will not meet the fixed charge coverage ratio, but we anticipate that we will not fall below the required minimum liquidity covenant in 2011 and therefore, will not trigger the fixed charge coverage ratio requirement. The calculation allows cash on deposit with the agent to be included as eligible borrowing base. Further declines in our borrowing base, if any, could compel us to either repay outstanding borrowings under the senior secured revolving credit facility or increase cash on deposit with the agent.

These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the credit agreement governing our senior secured revolving credit facility and the indenture governing our 2016 notes may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, a change in control or other events beyond our control. The breach of any of these covenants, including those contained in our senior secured revolving credit facility and the indenture governing our 2016 notes, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

We occupy most of our facilities under long-term non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a facility, we are still obligated under the applicable lease.

Most of our facilities are located in leased premises. Many of our current leases are non-cancelable and typically have initial terms ranging from 5 to 15 years and most provide options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancelable and have similar renewal options. If we close or idle a facility, most likely we remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes, and other expenses on the leased property for the balance of the lease term. During the period from 2007 through 2010, we closed or idled a number of facilities for which we remain liable on the lease obligations. Our obligation to continue making rental payments in respect of leases for closed or idled facilities could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and results of operations. For example, closing a facility, even during the time of relocation, will reduce the sales that the facility would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated facility may not equal the revenue and profit generated at the existing one.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company that derives all of our operating income from our subsidiaries. All of our assets are held by our direct and indirect subsidiaries. We rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, the senior secured revolving credit facility, the terms of the indenture governing our 2016 notes, and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

The building supply industry is cyclical and seasonal.

The building products supply industry is subject to cyclical market pressures. Prices of building products are subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of lumber and other products. For example, prices of wood products, including lumber and panel products, are subject to significant volatility and directly affect our sales and earnings. In particular, low market prices for wood products over a sustained period can adversely affect our financial condition, operating results and cash flows, as can excessive spikes in market prices. For the year ended December 31, 2010, average market prices for lumber and lumber sheet goods were 28.1% higher than the prior year primarily due to a sharp increase in market prices for lumber during the first six months of 2010. Our lumber and lumber sheet goods product category represented 28.8% of total sales for the year ended December 31, 2010. We have no ability to control the timing and amount of pricing changes for building products. In addition, the supply of building products fluctuates based on available manufacturing capacity. A shortage of capacity or excess capacity in the industry can result in significant increases or declines in market prices for those products, often within a short period of time. Such price fluctuations can adversely affect our financial condition, operating results and cash flows.

In addition, although weather patterns affect our operating results throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in our markets. To the extent that hurricanes, severe storms, floods, other natural disasters or similar events occur in the markets in which we operate, our business may be adversely affected. We anticipate that fluctuations from period to period will continue in the future.

The loss of any of our significant customers could affect our financial health.

Our 10 largest customers generated approximately 21.8% and 23.8% of our sales for the years ended December 31, 2009 and 2010, respectively. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at historical levels. Due to the current housing downturn, many of our homebuilder customers have substantially reduced construction activity. Some homebuilder customers have exited or severely curtailed building activity in certain of our markets. This trend is likely to continue until there is a housing recovery in our markets. Continuation of the current housing downturn could have a significant adverse effect on our financial condition, operating results and cash flows.

In addition to these factors, production homebuilders and other customers may: (1) seek to purchase some of the products that we currently sell directly from manufacturers, (2) elect to establish their own building products manufacturing and distribution facilities, or (3) give advantages to manufacturing or distribution intermediaries in which they have an economic stake. In addition, continued consolidation among production homebuilders could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers or deterioration in our relations with any of them could significantly affect our financial condition, operating results and cash flows. Furthermore, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our professional customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on our financial condition, operating results, and cash flows.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our results.

The building products supply industry is highly fragmented and competitive. We face significant competition from local and regional building materials chains, as well as from privately-owned single site enterprises. Any of these competitors may (1) foresee the course of market development more accurately than we do, (2) develop products that are superior to our products, (3) have the ability to produce or supply similar products at a lower cost, (4) develop stronger relationships with local homebuilders, (5) adapt more quickly to new technologies or evolving customer requirements than we do, or (6) have access to financing on more favorable terms than we can obtain in the market. As a result, we may not be able to compete successfully with them. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may in the future intensify their marketing efforts to professional homebuilders. Furthermore, certain product manufacturers sell and distribute their products directly to production homebuilders. The volume of such direct sales could increase in the future. Additionally, manufacturers of products distributed by us may elect to sell and distribute directly to homebuilders in the future or enter into exclusive supplier arrangements with other distributors. Consolidation of production homebuilders may result in increased competition for their business. Finally, we may not be able to maintain our operating costs or product prices at a level sufficiently low enough for us to compete effectively. If we are unable to compete effectively, our financial condition, operating results, and cash flows may be adversely affected.

We are subject to competitive pricing pressure from our customers.

Production homebuilders historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented building products supply industry. The current housing industry downturn has resulted in significantly increased pricing pressures from production homebuilders and other customers. These pricing pressures significantly adversely affected our operating results and cash flows during 2009 and 2010. In addition, continued consolidation among production homebuilders, and changes in production homebuilders' purchasing policies or payment practices, could result in additional pricing pressure. In addition, as a result of the housing downturn, several of our homebuilder customers have defaulted on amounts owed to us or their payable days have become extended as a result of their financial condition, however, our accounts receivable days decreased in 2010 compared to 2009. Such payment failures or delays may significantly adversely affect our financial condition, operating results, and cash flows.

The ownership position of affiliates of JLL Partners Inc. and Warburg Pincus LLC limits other stockholders' ability to influence corporate matters.

JLL Partners Inc. ("JLL") and Warburg Pincus LLC ("Warburg Pincus") together own in excess of 50% of our outstanding common stock. Five of our ten directors hold positions with affiliates of either JLL or Warburg Pincus. Accordingly, JLL and Warburg Pincus have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated ownership position limits other stockholders' ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. Additionally, JLL and Warburg Pincus are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. These entities may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may limit your ability to influence corporate matters, and, as a result, we may take actions that some of our stockholders do not view as beneficial.

Our continued success will depend on our ability to retain our key employees and to attract and retain new qualified employees.

Our success depends in part on our ability to attract, hire, train, and retain qualified managerial, operational, sales, and marketing personnel. We face significant competition for these types of employees in our industry and from other industries. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. We may be unsuccessful in replacing key managers who either quit or retire. The loss of any member of our senior management team or other experienced, senior employees could impair our ability to execute our business plan, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, operating results, and cash flows could be adversely affected.

The nature of our business exposes us to product liability and warranty claims and other legal proceedings.

We are involved in product liability and product warranty claims relating to the products we manufacture and distribute that, if adversely determined, could adversely affect our financial condition, operating results, and cash flows. We rely on manufacturers and other suppliers to provide us with many of the products we sell and distribute. Because we do not have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products. In addition, we are exposed to potential claims arising from the conduct of homebuilders and their subcontractors, for which we may be contractually liable. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. In addition, we are involved on an ongoing basis in other types of legal proceedings. We cannot assure you that any current or future claims will not adversely affect our financial condition, operating results, and cash flows.

Product shortages, loss of key suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, operating results, and cash flows.

Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results, and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our delayed ability to pass on material price increases to our customers could adversely impact our financial condition, operating results, and cash flows.

A range of factors may make our quarterly revenues and earnings variable.

We have historically experienced, and in the future will continue to experience, variability in revenues and earnings on a quarterly basis. The factors expected to contribute to this variability include, among others: (1) the volatility of prices of lumber, wood products and other building products, (2) the cyclical nature of the homebuilding industry, (3) general economic conditions in the various local markets in which we compete, (4) the pricing policies of our competitors, (5) the production schedules of our customers, and (6) the effects of the weather. These factors, among others, make it difficult to project our operating results on a consistent basis, which may affect the price of our stock.

We may be adversely affected by any disruption in our information technology systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. Our primary ERP system, which we use for operations representing approximately 98% of our sales, is a proprietary system that has been highly customized by our computer programmers. Our centralized financial reporting system currently draws data from our ERP systems. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, and to coordinate our sales activities across all of our products and services. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages, or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the global Internet. There can be no assurance that such delays, problems, or costs will not have a material adverse effect on our financial condition, operating results and cash flows.

We may be adversely affected by any natural or man-made disruptions to our distribution and manufacturing facilities.

We currently maintain a broad network of distribution and manufacturing facilities throughout the southern and eastern U.S. Any serious disruption to our facilities resulting from fire, earthquake, weather-related events, an act of terrorism, or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. Moreover, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, any shortages of fuel or significant fuel cost increases could seriously disrupt our ability to distribute products to our customers. If any of these events were to occur, our financial condition, operating results, and cash flows could be materially adversely affected.

We may be unable to successfully implement our growth strategy, which includes increasing sales of our prefabricated components and other value-added products, pursuing strategic acquisitions and opening new facilities.

Our long-term strategy depends in part on growing our sales of prefabricated components and other value-added products and increasing our market share. If any of these initiatives are not successful, or require extensive investment, our growth may be limited, and we may be unable to achieve or maintain expected levels of growth and profitability.

Our long-term business plan also provides for continued growth through strategic acquisitions and organic growth through the construction of new facilities or the expansion of existing facilities. Failure to identify and acquire suitable acquisition candidates on appropriate terms could have a material adverse effect on our growth strategy. Moreover, a significant change in our business, the economy, or the housing market, an unexpected decrease in our cash flow for any reason, or the requirements of our senior secured revolving credit facility or the indenture governing our 2016 notes, could result in an inability to obtain the capital required to effect new acquisitions or expansions of existing facilities. Our failure to make successful acquisitions or to build or expand facilities, including manufacturing facilities, produce saleable product, or meet customer demand in a timely manner could result in damage to or loss of customer relationships, which could adversely affect our financial condition, operating results, and cash flows. In addition, although we have been successful in the past in integrating 27 acquisitions, we may not be able to integrate the operations of future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our existing operations. Acquisitions, moreover, involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, difficulties integrating acquired personnel and corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unforeseen liabilities of acquired companies, and the diversion of management attention and resources from existing operations. We may be unable to successfully complete potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, operating results, and cash flows.

Federal, state, local and other regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We are subject to various federal, state, local, and other regulations, including, among other things, regulations promulgated by the Department of Transportation and applicable to our fleet of delivery trucks, work safety regulations promulgated by the Department of Labor's Occupational Safety and Health Administration, employment regulations promulgated by the United States Equal Employment Opportunity Commission, accounting standards issued by the Financial Accounting Standards Board or similar entities and state and local zoning restrictions and building codes. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, operating results, and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to substantial penalties that could adversely affect our financial condition, operating results and cash flows.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation.

We are subject to various federal, state, and local environmental laws, ordinances, and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. No assurance can be provided that remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, more stringent standards regarding existing residual contamination, or changes in legislation, laws, rules or regulations. More burdensome environmental regulatory requirements may increase our general and administrative costs and adversely affect our financial condition, operating results, and cash flows.

We may be adversely affected by uncertainty in the economy and financial markets, including as a result of terrorism and the war in the Middle East.

Instability in the economy and financial markets, including as a result of terrorism and the war in the Middle East and Afghanistan, may result in a decrease in housing starts, which would adversely affect our business. In addition, the war, related setbacks or adverse developments, including a retaliatory military strike or terrorist attack, may cause unpredictable or unfavorable economic conditions and could have a material adverse effect on our financial condition, operating results, and cash flows. In addition, any shortages of fuel or significant fuel cost increases related to geopolitical conditions could seriously disrupt our ability to distribute products to our customers. Terrorist attacks similar to the ones committed on September 11, 2001, may affect our ability to keep our operations and services functioning properly and could have a material adverse effect on our financial condition, operating results, and cash flows.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

We have a broad network of distribution and manufacturing facilities in 9 states throughout the southern and eastern U.S. We have 52 distribution facilities and 47 manufacturing facilities, many of which are co-located in the following markets:

Alabama
Auburn
Central Alabama

Florida
Bunnell
Emerald Coast
Jacksonville
Orlando
South Florida
Tampa

Georgia
Atlanta
Central Georgia
Northern Georgia

Maryland/Virginia
Baltimore/Washington
Northeast Maryland

North Carolina
Charlotte
Fayetteville
High Point
Raleigh
Washington
Western North Carolina
Wilmington

South Carolina
Seneca
Charleston
Columbia
Florence
Grand Strand
Greenville
Southeast South Carolina

Tennessee
Eastern Tennessee
Knoxville
Nashville

Texas
Dallas/Fort Worth
San Antonio

Distribution centers typically include 15 to 25 acres of outside storage, a 60,000 square foot warehouse, 10,000 square feet of office space, and 30,000 square feet of covered storage. The outside area provides space for lumber storage and a staging area for delivery while the warehouse stores millwork, windows and doors. The distribution centers are usually located in industrial areas with low cost real estate and easy access to freeways to maximize distribution efficiency and convenience. A majority of the distribution centers are situated on rail lines for efficient receipt of goods.

Our manufacturing facilities produce trusses, wall panels, engineered wood, stairs, windows, pre-hung doors and custom millwork. In many cases, they are located on the same premises as our distribution facilities. Truss and panel manufacturing facilities vary in size from 30,000 square feet to 60,000 square feet with 8 to 10 acres of outside storage for lumber and for finished goods. Our window manufacturing facility in Houston, Texas has approximately 200,000 square feet.

We lease 51 facilities and own 20 facilities. These leases typically have an initial operating lease term of 5 to 15 years and most provide options to renew for specified periods of time. A majority of our leases provide for fixed annual rentals. Certain of our leases include provisions for escalating rent, as an example, based on changes in the consumer price index. Most of the leases require us to pay taxes, insurance and common area maintenance expenses associated with the properties.

We operate a fleet of approximately 950 trucks to deliver products from our distribution and manufacturing centers to job sites. Through our emphasis on local market flexibility and strategically placed locations, we minimize shipping and freight costs while maintaining a high degree of local market expertise. Through knowledge of local homebuilder needs, customer coordination and rapid restocking ability, we reduce working capital requirements and guard against out-of-stock products. We believe that this reliability is highly valued by our customers and reinforces customer relationships.

Item 3. ***Legal Proceedings***

We are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position, cash flows or operating results.

Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material effect on our operations. We believe that our facilities are in material compliance with such laws and regulations. As owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances without regard to whether we knew of or were responsible for such contamination. Our current expenditures with respect to environmental investigation and remediation at our facilities are minimal, although no assurance can be provided that more significant remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances or the discovery of unknown environmental conditions, or changes in legislation, laws, rules or regulations.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Stock Market LLC under the symbol "BLDR". On February 28, 2011, the closing price of our common stock as reported on the NASDAQ Stock Market LLC was $2.39. The approximate number of stockholders of record of our common stock on that date was 112, although we believe that the number of beneficial owners of our common stock is substantially greater.

The table below sets forth the high and low sales prices of our common stock for the periods indicated:

	High	Low
2010		
First quarter	$ 4.07	$ 2.81
Second quarter	$ 4.30	$ 2.39
Third quarter	$ 2.73	$ 1.90
Fourth quarter	$ 2.38	$ 1.43
2009		
First quarter	$ 2.72	$ 0.88
Second quarter	$ 5.16	$ 1.89
Third quarter	$ 8.60	$ 3.78
Fourth quarter	$ 5.30	$ 3.50

We have not paid regular dividends in the past. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, as well as our future earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant. The terms of our $150 million senior secured revolving credit facility and the indenture governing our 2016 notes currently restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" contained in Item 7 of this annual report on Form 10-K.

The following graph and table demonstrate the performance of the cumulative total return to the stockholders of our common stock during the 5 year- period in comparison to the cumulative total returns of the Russell 2000 index and the S&P Building Products index. The graph and table track the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from December 31, 2005 to December 31, 2010.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Builders FirstSource, Inc., the Russell 2000 Index
and the S&P Building Products Index


$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Builders FirstSource, Inc.
Russell 2000
S&P Building Products

	Year Ended December 31,					
	2005	2006	2007	2008	2009	2010
Builders FirstSource, Inc.	$ 100.00	$ 83.43	$ 33.79	$ 7.16	$ 17.97	$ 9.22
Russell 2000	$ 100.00	$ 118.37	$ 116.51	$ 77.15	$ 98.11	$ 124.46
S&P Building Products	$ 100.00	$ 107.30	$ 108.32	$ 64.14	$ 83.34	$ 78.17

Item 6. ***Selected Financial Data***

The following selected consolidated financial data for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included as Item 8 of this annual report on Form 10-K. Selected consolidated financial data as of December 31, 2008 and as of and for the years ended December 31, 2007 and 2006 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, but are not included herein.

The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this annual report on Form 10-K and with our consolidated financial statements and related notes included as Item 8 of this annual report on Form 10-K.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Statement of operations data:					
Sales	$ 700,343	$ 677,886	$ 992,014	$ 1,468,428	$ 2,063,466
Gross margin	131,756	142,406	215,541	363,161	544,814
Selling, general and administrative expenses	194,092	201,403	280,010	341,941	401,536
Asset impairments	839	470	46,948	350	—
Facility closure costs	558	1,200	1,192	101	—
(Loss) income from continuing operations(1)	(94,293)	(56,889)	(120,583)	(2,607)	71,233
(Loss) income from continuing operations per share — basic (2)	$ (1.03)	$ (1.45)	$ (3.10)	$ (0.07)	$ 1.92
(Loss) income from continuing operations per share — diluted (2)	$ (1.03)	$ (1.45)	$ (3.10)	$ (0.07)	$ 1.81
Balance sheet data (end of period):					
Cash and cash equivalents	$ 103,234	$ 84,098	$ 106,891	$ 97,574	$ 93,258
Total assets	412,804	434,951	521,140	647,423	748,515
Total debt (including current portion)	169,102	299,183	319,226	279,266	319,200
Stockholders' equity	159,505	46,947	102,474	241,547	256,864
Other financial data:					
Depreciation and amortization (excluding discontinued operations)	$ 15,433	$ 17,915	$ 20,833	$ 22,447	$ 20,410

(1) (Loss) income from continuing operations included a valuation allowance of $35.4 million, $3.9 million and $31.6 million against primarily all of our deferred tax assets for the years ended December 31, 2010, 2009 and 2008, as discussed in Note 11 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

(2) For the years ended December 31, 2009, 2008, 2007 and 2006, (loss) income from continuing operations per share — basic and diluted — reflects an increase to the number of weighted average common shares by an adjustment factor of 1.09 related to the bonus element created in connection with our common stock rights offering in January 2010. Also, the year ended December 31, 2006 reflects the impact of the adoption of the FASB guidance requiring that unvested share-based payment awards that contain non-forfeitable rights to dividends be considered participating securities and be included in the computation of basic earnings per share using the two-class method. See Note 2 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion of our financial condition and results of operations should be read in conjunction with the selected financial data and the consolidated financial statements and related notes contained in Item 6. Selected Financial Data and Item 8. Financial Statements and Supplementary Data of this annual report on Form 10-K, respectively. See "Risk Factors" contained in Item 1A. Risk Factors of this annual report on Form 10-K and "Cautionary Statement" contained in Item 1. Business of this annual report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

We are a leading supplier and manufacturer of structural and related building products for residential new construction in the U.S. We offer an integrated solution to our customers providing manufacturing, supply and installation of a full range of structural and related building products. Our manufactured products include our factory-built roof and floor trusses, wall panels and stairs, aluminum and vinyl windows, custom millwork and trim, as well as engineered wood that we design and cut for each home. We also assemble interior and exterior doors into pre-hung units. Additionally, we supply our customers with a broad offering of professional grade building products not manufactured by us, such as dimensional lumber and lumber sheet goods, various window, door and millwork lines, as well as cabinets, roofing and gypsum wallboard. Our full range of construction-related services includes professional installation, turn-key framing and shell construction, and spans all our product categories.

We group our building products into five product categories:

- *Prefabricated Components.* Our prefabricated components consist of wood floor and roof trusses, steel roof trusses, wall panels, stairs, and engineered wood.

- *Windows & Doors.* Our windows & doors category is comprised of the manufacturing, assembly, and distribution of windows and the assembly and distribution of interior and exterior door units.

- *Lumber & Lumber Sheet Goods.* Lumber & lumber sheet goods include dimensional lumber, plywood, and OSB products used in on-site house framing.

- *Millwork.* Millwork includes interior trim, exterior trim, columns and posts that we distribute, as well as custom exterior features that we manufacture under the Synboard brand name.

- *Other building products & services.* Other building products & services are comprised of products such as cabinets, gypsum, roofing and insulation and services such as turn-key framing, shell construction, design assistance, and professional installation spanning all of our product categories.

Our operating results are dependent on the following trends, events and uncertainties, some of which are beyond our control:

- *Homebuilding Industry.* Our business is driven primarily by the residential new construction market, which is in turn dependent upon a number of factors, including interest rates, consumer confidence, employment rates, foreclosure rates, and the health of the economy and mortgage markets. Over the past few years, many homebuilders significantly decreased their starts because of lower demand and an excess of home inventory. Due to the decline in housing starts and increased competition for homebuilder business, we have and will continue to experience increased pressure on our margins. Housing starts remain at historically low levels but industry forecasters expect to see some improvement in 2011. We also still believe there are several meaningful trends that indicate U.S. housing demand will likely recover in the long term and that the current downturn in the housing industry is likely a trough in the cyclical nature of the residential construction industry. These trends include relatively low interest rates, the aging of housing stock, and normal population growth due to birthrate exceeding death rate.

- *Targeting Large Production Homebuilders.* In recent years, the homebuilding industry has undergone significant consolidation, with the larger homebuilders substantially increasing their market share. We expect that trend to accelerate during this housing correction due to the better liquidity positions of the larger homebuilders relative to the smaller, less capitalized homebuilders. Our focus is on maintaining relationships and market share with these customers while balancing the competitive pressures we are facing in our markets with certain profitability expectations. Our sales to the "Builder 100," the country's largest 100 homebuilders, increased 13.4% during 2010, which is more than the overall increase in housing starts in the United States for the year. We expect that our ability to maintain strong relationships with the largest builders will be vital to our ability to grow and expand into new markets as well as maintain our current market share through the downturn. Additionally, during the downturn, we plan to prudently expand our custom homebuilder base while maintaining our tight credit standards.

- *Expand into Multi-Family and Light Commercial Business.* We continue to look for ways to expand our multi-family and light commercial business to further diversify our customer base and lessen our dependence on single-family new home construction.

- *Use of Prefabricated Components.* Prior to the current housing downturn, homebuilders were increasingly using prefabricated components in order to realize increased efficiency and improved quality. Shortening cycle time from start to completion was a key imperative of the homebuilders during periods of strong consumer demand. With the current housing downturn, that trend has decelerated as cycle time has less relevance. Customers who traditionally used prefabricated components, for the most part, still do. However, the conversion of customers to this product offering has slowed. We expect this trend to continue at least for the duration of this downturn. In response, we have reduced our manufacturing capacity and delayed plans to open new facilities.

- *Economic Conditions.* Economic changes both nationally and locally in our markets impact our financial performance. The building products supply industry is highly dependent upon new home construction and subject to cyclical market changes. Our operations are subject to fluctuations arising from changes in supply and demand, national and local economic conditions, labor costs, competition, government regulation, trade policies and other factors that affect the homebuilding industry such as demographic trends, interest rates, single-family housing starts, employment levels, consumer confidence, and the availability of credit to homebuilders, contractors, and homeowners. During 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. The disruption has continued and resulted in a stricter regulatory environment and reduced availability of mortgages for potential homebuyers due to an illiquid credit market and tighter standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders continue to be severely constrained. As the housing industry is dependent upon the economy and employment levels as well as potential homebuyers' access to mortgage financing and homebuilders' access to commercial credit, it is likely that the housing industry will not recover until conditions in the economy and the credit markets substantially improve and unemployment rates decline.

- *Cost of Materials.* Prices of wood products, which are subject to cyclical market fluctuations, may adversely impact operating income when prices rapidly rise or fall within a relatively short period of time. We purchase certain materials, including lumber products, which are then sold to customers as well as used as direct production inputs for our manufactured and prefabricated products. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers, but our pricing quotation periods may limit our ability to pass on such price changes. We may also be limited in our ability to pass on increases on in-bound freight costs on our products due to the price of fuel. Our inability to pass on material price increases to our customers could adversely impact our operating results.

- *Controlling Expenses.* Another important aspect of our strategy is controlling costs and enhancing our status as a low-cost building materials supplier in the markets we serve. We pay close attention to managing our working capital and operating expenses. We have a "best practices" operating philosophy, which encourages increasing efficiency, lowering costs, improving working capital, and maximizing profitability and cash flow. We constantly analyze our workforce productivity to achieve the optimum, cost-efficient labor mix for our facilities. Further, we pay careful attention to our logistics function and its effect on our shipping and handling costs.

CURRENT OPERATING CONDITIONS AND OUTLOOK

Challenging conditions in the homebuilding industry persisted throughout 2010, but it was the first time in the past five years that the housing industry experienced an increase in starts, as actual single-family housing starts in the U.S. increased 5.9%, from 445,000 in 2009 to 471,100 in 2010. Despite this increase, the housing industry continued to struggle due to the limited availability of credit to smaller homebuilders and potential homebuyers, a slow economic recovery, and high unemployment rates, among other factors. These difficult conditions and the extreme volatility in the commodity markets negatively impacted our 2010 results. Our strategy to mitigate these difficult conditions principally consisted of generating new business, implementing cost containment programs which included reducing physical capacity and adjusting staffing levels, managing credit tightly and, most importantly, conserving cash. During 2010, we closed or idled eight locations and lowered our average full time equivalent headcount, excluding discontinued operations, by an additional 2.4%, after decreasing it by approximately 33.0% from 2008 to 2009. The reductions in payroll costs coupled with other cost reductions allowed us to reduce our selling, general and administrative expenses by 3.6% from 2009. Our bad debt expense in 2010 decreased $1.9 million from 2009 despite the difficult economic conditions our customers faced. Because of these measures and others, we ended the year with $103.2 million in cash. We believe these efforts will not only benefit us in the short-term but will allow us to be a more efficient organization in the long-term.

Housing conditions are expected to stabilize somewhat and potentially show a slight improvement in 2011. In fact, the NAHB is forecasting 555,000 single-family housing starts for 2011, a 17.8% increase from 2010 actual starts. We believe our strategy remains relevant in these conditions and allows us to focus on conserving liquidity while maintaining a viable operating platform. We have aggressively but prudently cut costs during this downturn. In addition, we believe we can continue to partially offset the low level of housing starts by expanding our presence in the light commercial and multi-family segments, as well as increasing penetration with our top customers. Finally, we will continue to focus on working capital, diligently control credit to our customers and also work with our vendors to improve our payment terms and pricing on our products.

We still believe that the long-term outlook for the housing industry is positive due to growth in the underlying demographics. At this point, it is unclear if housing activity has hit bottom, but we believe our market leadership, financial strength and operating efficiencies afford us the ability to manage through the downturn. We will continue to work diligently to achieve the appropriate balance of short-term cost reductions while maintaining the expertise to grow the business when market conditions improve. We want to create long-term shareholder value and avoid taking steps that will limit our ability to compete.

SEASONALITY AND OTHER FACTORS

Our first and fourth quarters have historically been, and are expected to continue to be, adversely affected by weather patterns in some of our markets, causing reduced construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from the following:

- The volatility of lumber prices;
- The cyclical nature of the homebuilding industry;
- General economic conditions in the markets in which we compete;
- The pricing policies of our competitors;
- The production schedules of our customers; and
- The effects of weather.

The composition and level of working capital typically change during periods of increasing sales as we carry more inventory and receivables. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season. These increases have in the past resulted in negative operating cash flows during this peak season, which historically have been financed through available cash. Collection of receivables and reduction in inventory levels following the peak building and construction season have in the past helped to partially offset this negative cash flow. We have also from time to time utilized our credit facility to cover working capital needs.

RECENT DEVELOPMENTS

Valuation Allowance

We evaluate our deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. We assess whether a valuation allowance should be established based on our determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In light of the continued downturn in the housing market and the uncertainty as to its length and magnitude and the additional asset impairments recorded during 2008, we were in a three-year cumulative loss position. Cumulative losses in recent years represent significant negative evidence in considering whether deferred tax assets are realizable, and also usually preclude relying on projections of future taxable income to support the recovery of deferred tax assets. Therefore, during 2008, we recorded a valuation allowance totaling $41.2 million against primarily all of our net deferred tax assets, of which $31.6 million related to our continuing operations, $3.0 million related to other comprehensive (loss) income and $6.6 million related to our discontinued operations. We excluded the deferred tax liabilities related to certain indefinite lived intangibles when calculating the amount of valuation allowance needed as these liabilities cannot be considered as a source of income when determining the realizability of the net deferred tax assets. The valuation allowance was recorded as a reduction to our 2008 income tax benefit. We recorded an additional valuation allowance of approximately $35.4 million and $3.9 million related to our continuing operations in 2010 and 2009, respectively.

The deferred tax assets for which there is no valuation allowance relate to amounts that can be realized through future reversals of existing taxable temporary differences or through the generation of sufficient taxable income. To the extent we generate sufficient taxable income in the future to fully utilize the tax benefits of the net deferred tax assets on which a valuation allowance was recorded, our effective tax rate may decrease as the valuation allowance is reversed.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship to sales of certain costs, expenses and income items for the years ended December 31:

	2010	2009	2008
Sales	100.0%	100.0%	100.0%
Cost of sales	81.2%	79.0%	78.3%
Gross margin	18.8%	21.0%	21.7%
Selling, general and administrative expenses	27.7%	29.7%	28.2%
Asset impairments	0.1%	0.1%	4.8%
Facility closure costs	0.1%	0.1%	0.1%
Loss from operations	(9.1)%	(8.9)%	(11.4)%
Interest expense, net	4.5%	4.0%	2.6%
Income tax benefit	(0.2)%	(4.5)%	(1.8)%
Loss from continuing operations	(13.4)%	(8.4)%	(12.2)%
Loss from discontinued operations, net of tax	(0.2)%	(0.7)%	(1.9)%
Net loss	(13.6)%	(9.1)%	(14.1)%

2010 Compared with 2009

In 2010 we experienced extreme volatility in the commodity markets, especially during the first half of 2010, resulting in a 28.1% increase in average market prices on our lumber and lumber sheet goods when compared to 2009. Single-family housing starts in our markets increased approximately 6.5%, while single-family units under construction in our markets decreased approximately 6.2% from 2009.

Sales. Sales for the year ended December 31, 2010 were $700.3 million, a 3.3% increase from sales of $677.9 million for 2009. The increase in our sales was primarily due to the effects of commodity inflation partially resulting from demand created by the federal tax credit for first-time homebuyers, which expired in the first half of 2010. As the housing industry continued to struggle during 2010, we maintained our tightened credit policies in order to avoid taking any unnecessary credit risks. While these tighter credit standards may reduce our growth potential, they are designed to limit our exposure to large write-offs of uncollectible receivable balances in the future. We do, however, believe that we were able to slightly increase share with our Builder 100 customers.

The following table shows sales classified by major product category (dollars in millions):

	2010		2009		
	Sales	% of Sales	Sales	% of Sales	% Change
Prefabricated components	$ 135.5	19.3%	$ 129.8	19.1%	4.4%
Windows & doors	161.1	23.0%	164.0	24.2%	(1.8)%
Lumber & lumber sheet goods	201.4	28.8%	164.6	24.3%	22.4%
Millwork	75.8	10.8%	72.8	10.7%	4.2%
Other building products & services	126.5	18.1%	146.7	21.7%	(13.8)%
Total sales	$ 700.3	100.0%	$ 677.9	100.0%	3.3%

Our sales increase was due primarily to an increase in price, partially offset by a slight decrease in volume. For the lumber and lumber sheet goods category, price accounted for approximately 95% of our sales increase in this product category while unit volume accounted for 5% of the increase. This equates to $35.1 million and $1.7 million in sales increases due to price and volume, respectively, within this product category.

Our sales mix shifted away from other building products and services during the year. This category, which includes labor revenue on installed services, declined as a percentage of sales largely due to 28% commodity inflation during the year and a decrease in multi-family construction, which was down approximately 53%.

Gross Margin. Gross margin decreased $10.7 million to $131.8 million. Our gross margin percentage decreased from 21.0% in 2009 to 18.8% in 2010, a 2.2 percentage point decline. Our gross margin percentage decreased by 2.6 percentage points due to price, due to the negative impact of the commodity price volatility seen during the first half of 2010, along with very competitive pricing conditions. Our gross margin percentage increased 0.3 percentage points due to volume (as a result of fixed costs within cost of goods sold) and 0.1 percentage points due to a shift in sales mix. If difficult economic conditions persist, we could continue to see additional pressure on our gross margin.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $7.3 million, or 3.6%. Our office general and administrative expense decreased $5.3 million, primarily due to a $1.0 million decrease in depreciation expense, a $1.2 million litigation settlement we received in 2010, as well as $3.2 million of recapitalization costs we incurred in 2009. Additionally, bad debt expense decreased $1.9 million due to tightened credit standards.

As a percent of sales, selling, general and administrative expenses decreased from 29.7% in 2009 to 27.7% in 2010. Our office general and administrative expense as a percentage of sales decreased 0.9%, delivery costs decreased by 0.3%, occupancy decreased by 0.3% due to the fixed nature of the category and bad debt expense decreased by 0.3%. We will continue to monitor our operating cost structure closely and make adjustments as necessary.

Interest Expense, net. Interest expense was $31.7 million in 2010, an increase of $4.6 million. The increase was primarily due to higher interest rates on our 2016 notes issued in January 2010, combined with the write-off of $1.6 million of unamortized debt issuance costs related to long-term debt repaid, $2.5 million of costs incurred related to our recapitalization transaction, and the write-off of $0.6 million in debt issuance costs related to the reduction of our revolving credit facility from $250 million to $150 million in 2010. These increases were partially offset by lower average debt balances and a write-off of $1.2 million in debt issue costs and $1.6 million of expense related to the settlement of one of our swaps in 2009.

Income Tax (Benefit) Expense. We recorded an income tax benefit of $1.1 million during 2010 compared to a benefit of $30.8 million during 2009. Our benefit was reduced by an after tax, non-cash valuation allowance of $35.4 million and $3.9 million related to our net deferred tax assets for 2010 and 2009, respectively. In 2009, we recognized a $2.1 million income tax benefit in continuing operations related to losses generated by our discontinued operations due to recently enacted tax legislation that allowed for an extended carry-back of net operating losses generated in 2009. Excluding the valuation allowance, our effective tax rate would have been 38.3 percent for 2010. Excluding the valuation allowance and the impact of the change in tax law for 2009, our effective tax rate would have been 37.2 percent for 2009.

Discontinued Operations, net. Loss from discontinued operations was $1.2 million in 2010 compared to $5.0 million in 2009. In 2010, we recognized $1.1 million in expense related to future minimum lease obligations on closed facilities and revisions to sub-rental income estimates. In 2009, we recognized $2.4 million in expense related to future minimum lease obligations on closed facilities and employee severance. We also reduced our expense in 2009 by $1.8 million due to a negotiated lease termination. The remaining loss from discontinued operations was primarily related to operating losses incurred in our Ohio market which we exited in 2009.

2009 Compared with 2008

Macroeconomic factors continued to decline sharply in 2009 as both housing starts and commodity lumber and lumber sheet goods prices were down year-over-year. Single-family housing starts in our markets decreased approximately 28.3% while market prices for lumber and lumber sheet goods were on average approximately 10.9% lower than 2008. Single-family units under construction in our markets decreased approximately 37.7% from 2008.

Sales. Sales for the year ended December 31, 2009 were $677.9 million, a 31.7% decrease from sales of $992.0 million for 2008. The decline in our sales was primarily due to the decline in single family housing starts in our markets. During 2009, we further tightened our credit policies. As the housing industry continued to decline, it became even more important for us to extend credit prudently in order to avoid taking any unnecessary credit risks. This also contributed to our sales decline. Although these tighter credit standards reduce our growth potential, they also limit our exposure to large write-offs of uncollectible receivable balances in the future. Our installed product sales were down less than the overall decline in single-family units under construction in our markets as we continued to expand into the multi-family and light commercial market. Additionally, we believe that we were able to slightly increase share with our Builder 100 customers.

The following table shows sales classified by major product category (dollars in millions):

	2009		2008		
	Sales	**% of Sales**	**Sales**	**% of Sales**	**% Change**
Prefabricated components	$ 129.8	19.1%	$ 194.2	19.6%	(33.2)%
Windows & doors	164.0	24.2%	248.5	25.1%	(34.0)%
Lumber & lumber sheet goods	164.6	24.3%	238.7	24.1%	(31.0)%
Millwork	72.8	10.7%	102.8	10.4%	(29.2)%
Other building products & services	146.7	21.7%	207.8	20.8%	(29.4)%
Total sales	$ 677.9	100.0%	$ 992.0	100.0%	(31.7)%

We have felt the negative effect of decreased housing starts across all our product categories primarily due to volume declines. For the lumber & lumber sheet goods category, our unit volume accounted for 84% of our sales decline in this product category while our prices accounted for 16% of the decline. This equates to $62.0 million and $12.1 million in sales declines due to volume and price, respectively.

Our sales mix continued to shift toward other building products and services during the year. This category grew as a percentage of sales due to expansion of our installation services in the multi-family and light commercial market. We believe our installation business and our value-added products and services give us a competitive advantage helping us to attract new business during the down cycle.

Gross Margin. Gross margin decreased $73.1 million to $142.4 million. The gross margin percentage decreased from 21.7% in 2008 to 21.0% in 2009, a 0.7 percentage point decline. Our gross margin percentage decreased 0.6 percentage points due to volume (as a result of fixed costs within cost of goods sold) and 0.3 percentage points due to a shift in sales mix toward installed product sales, which carry a lower gross margin percentage. Our gross margin percentage increased by 0.2 percentage points due to price. We experienced margin compression across most product categories due to competition and lower sales volumes against fixed costs in our manufacturing facilities. If economic conditions continue to deteriorate, we could see further margin compression.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $78.6 million, or 28.1%. Average full-time equivalent employee headcount, excluding discontinued operations, decreased 33.0% compared to 2008, while our salaries and benefits, excluding stock compensation, decreased $45.1 million, or 28.8%, compared to a 28.9% decline in sales volume. We will continue to consider in-market consolidations and facility closures based on specific market conditions. Additionally, delivery expenses decreased $13.9 million, stock compensation expense decreased $5.6 million, our office general and administrative expense decreased $9.0 million, and occupancy expenses decreased $3.7 million from 2008.

As a percent of sales, selling, general and administrative expenses increased from 28.2% in 2008 to 29.7% in 2009. Salaries and benefit expense as a percentage of sales increased 0.7%, occupancy by 0.5% due to the fixed nature of the category, and delivery costs by 0.4%. Stock compensation expense as a percentage of sales decreased 0.5%. We continue to monitor our operating cost structure closely and make adjustments as necessary.

Asset Impairments. Asset impairments was $0.5 million in 2009 compared to $46.9 million in 2008. In 2009, we recorded an asset impairment charge of $0.5 million related to land we have held for sale. During 2008, the continued decline in the macroeconomic factors that drive our business and the unfavorable economic factors that existed caused us to revise our expectations and assess the recoverability of our long-lived assets. Based upon the results of our assessments, we determined the carrying amounts of certain assets exceeded their estimated fair values. We recorded goodwill impairment charges of $39.9 million related to our Florida reporting unit and recorded other asset impairment charges of $7.0 million, which consisted of $4.4 million of other intangible assets, $2.2 million of fixed assets and $0.4 million related to land held for sale.

Interest Expense, net. Interest expense was $27.0 million in 2009, an increase of $1.4 million. The increase was primarily due to the write-off in 2009 of $1.2 million in debt issue costs related to the reduction of our revolving credit facility from $350 million to $250 million in 2009 and $1.6 million in expense recorded related to the settlement of one of our swaps. These increases were partially offset by lower average interest rates in 2009.

Income Tax (Benefit) Expense. We recorded an income tax benefit of $30.8 million during 2009 compared to a tax benefit of $17.7 million during 2008. Our benefit was reduced by an after tax, non-cash valuation allowance of $3.9 million and $31.6 million related to our net deferred tax assets for 2009 and 2008, respectively. In 2009, we recognized a $2.1 million income tax benefit in continuing operations related to losses generated by our discontinued operations due to recently enacted tax legislation that allowed for an extended carry-back of net operating losses generated in 2009. Excluding the valuation allowance and the impact of this change in tax law for 2009, as well as the non-deductible portion of the goodwill impairment for 2008, our effective tax rate would have been 37.2 percent and 38.0 percent for 2009 and 2008, respectively.

Discontinued Operations, net. Loss from discontinued operations was $5.0 million in 2009 compared to $18.9 million in 2008. In 2008, we exited the New Jersey market and closed two facilities in Ohio. We recognized $2.4 million and $7.4 million in expense related to future minimum lease obligations on closed facilities and employee severance in 2009 and 2008, respectively. We also reduced our expense in 2009 by $1.8 million due to a negotiated lease termination. In 2008, we also recorded a $4.0 million goodwill impairment charge related to our Ohio operations. The remaining loss from discontinued operations in 2009 and 2008 was primarily related to operating losses.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are to fund working capital needs and operating expenses, meet required interest and principal payments, and fund capital expenditures. In the past, our capital resources have primarily consisted of cash flows from operations and borrowings under our credit facility. Additionally in January 2010, we completed a rights offering and debt exchange which reduced our indebtedness by $130.0 million, extended the maturity of $139.7 million of indebtedness until 2016, and provided us with net proceeds of approximately $65 million, after paying for expenses related to the transaction (See Note 8 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K). The homebuilding industry, and therefore our industry, has been in a severe and significant downturn which began almost five years ago. We expect the housing industry to stabilize and potentially show a slight improvement in 2011. Beyond 2011, it is difficult for us to predict what will happen as our industry is dependent on a number of factors, including national economic conditions, employment levels, the availability of credit for homebuilders and potential home buyers, the level of foreclosures, existing home inventory, and interest rates. With the sustained downturn in the housing industry, our operations are no longer providing positive cash flows, and we are not expecting our cash flows from operations to be positive in the near term.

Availability under our $150 million senior secured revolving credit facility is determined by a borrowing base. The following table shows our borrowing base, excess availability, borrowing availability and fixed charge ratio as of December 31, (in millions):

	2010	2009
Accounts Receivable Availability	$ 42.8	$ 42.3
Inventory Availability	26.4	18.7
Equipment Availability	2.9	4.1
Gross Availability	72.1	65.1
Less:		
Agent Reserves	(3.6)	(8.5)
Borrowing Base	68.5	56.6
Plus:		
Qualified Cash	—	15.7
Less:		
Outstanding Borrowings	(20.0)	(20.0)
Letters of Credit	(15.9)	(17.3)
Excess Availability	$ 32.6	$ 35.0
Less:		
Minimum Liquidity Requirement	(10.0)	(35.0)
Borrowing Availability	$ 22.6	$ —
Actual Fixed Charge Coverage Ratio	-2.06 x	-1.68 x
Required Fixed Charge Coverage Ratio*	1.00 x	1.00 x

* Required to be met only if excess availability falls below our minimum liquidity requirement.

Our borrowing base consists of trade accounts receivable, inventory and fixed assets, which meet specific criteria contained within the credit agreement, minus agent specified reserves. Our borrowing base availability, net of the minimum liquidity requirement, at December 31, 2010 was $22.6 million. Excess availability is the sum of borrowing base plus qualified cash, defined as cash on deposit with the agent subject to a control agreement, minus outstanding borrowings and letters of credit. This amount must equal or exceed a specified minimum liquidity requirement (See Note 8 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K), at the monthly reporting dates or we are required to meet a fixed charge coverage ratio of 1 to 1, which we currently would not meet.

Further declines in our borrowing base, if any, could compel us to either repay outstanding borrowings under the senior secured revolving credit facility or increase our cash on deposit with the agent in order to meet the excess availability requirement. At December 31, 2010, we had $103.2 million of unencumbered cash that can be used to either repay the $35.9 million currently funded under the facility, which consists of $20.0 million of outstanding borrowings and $15.9 million of letters of credit, or support any shortfall in the net borrowing base availability. At December 31, 2010, we were not in violation of any covenants or restrictions imposed by any of our debt agreements.

At December 31, 2010, we had total liquidity of $125.8 million which consisted of $103.2 million of cash on hand and $22.6 million of net borrowing base availability. We believe our liquidity is sufficient to meet our needs in 2011. We expect our cash usage for 2011 will be in the range of $55-$65 million and to end the year with total liquidity of approximately $65-$70 million. This forecast is based on 520,000 single-family housing starts for 2011, market prices for commodity products remaining relatively stable for the year, anticipated gross margin improvement in the range of 150 basis points over 2010, an operating expense structure that is consistent with current levels, consistent advance rates under our credit facility year-over-year, and capital expenditures of $3-$5 million. We considered various scenarios when evaluating our liquidity needs for 2011, including housing starts consistent with 2010. Even at these depressed levels, we believe our liquidity is sufficient to meet our 2011 needs. We do not expect working capital or our credit facility to be a significant source of funds for the next twelve months.

We have set an action plan designed to provide us with sufficient liquidity for 2011. In the event that housing starts for 2011 are higher or lower than expected, or other assumptions prove to be inaccurate, our forecasted cash usage and liquidity levels may change.

Alternatives to help supplement our liquidity position could include, but are not limited to, idling or permanently closing additional facilities, adjusting our headcount in response to current business conditions, attempts to renegotiate leases, and divesting of non-core businesses. There are no assurances that these steps will prove successful if housing activity does not improve. Should the current industry conditions continue or further deteriorate beyond 2011, we may be required to raise additional funds through the sale of common stock or debt in the public capital markets or in privately negotiated transactions. There can be no assurance that any of these financing options would be available on favorable terms, if at all. Should the credit markets improve and favorable financing options become available to us prior to that time, we may take advantage of such options in order to enhance our liquidity.

Since the beginning of the housing downturn, a primary focus has been on protecting our liquidity. Our action plan, which consists of generating new business, reducing physical capacity, adjusting staffing levels, implementing cost containment programs, managing credit tightly, and most importantly, conserving cash has allowed us to mitigate the effects of the difficult industry conditions. We will continue to execute this strategy as long as these conditions persist.

Consolidated Cash Flows

Cash used in operating activities increased $39.0 million in 2010 compared to 2009. We received federal income tax refunds related to the carry-back of losses of approximately $33.8 million and $31.8 million in 2010 and 2009, respectively. Excluding the federal income tax refund received in 2010, our cash used in operations for 2010 was approximately $75.5 million. Of this cash used in 2010, approximately $5.5 million related to an increase in working capital, primarily related to increased inventory purchases towards the end of the year in an attempt to protect our first quarter 2011 pricing commitments. The remaining cash used was to fund our operating losses and cash interest payments. Our asset utilization improved as our accounts receivable days decreased in 2010 compared to 2009 as we continued reducing our overall delinquency rate and increased the rate of our overall receivable collections. Our inventory turns remained flat year-over-year and our accounts payable days increased slightly from 2009. We continue our focus on diligently managing working capital.

Cash used in operating activities decreased $26.1 million in 2009 compared to 2008. In 2009, we received a federal income tax refund of approximately $31.8 million related to the carry-back of losses generated in 2008. In 2008, we received federal income tax refunds of $14.0 million. Excluding these federal income tax refunds, our cash used in operations for 2009 actually decreased $8.2 million. This decrease in cash used for operations was primarily due to changes in working capital. We continued to aggressively manage working capital. We saw a decrease in the number of days outstanding for our accounts receivable as we were successful in collecting older accounts and reducing our overall delinquency rate. We also experienced an increase in our inventory turns. Our average accounts payable days decreased slightly, as we continued to work with our vendors on extending our payment terms.

Cash used for investing activities increased by $8.2 million in 2010 compared to 2009. The increase was primarily due to a $6.9 million increase in capital expenditures related to buyouts of expiring vehicle and equipment leases. In addition, proceeds from the sale of assets decreased $1.4 million as we actively sold off excess equipment in the prior year.

Cash used for investing activities decreased $2.2 million in 2009 compared to 2008. The decrease was primarily due to a $6.1 million decrease in capital expenditures, as we attempted to conserve capital in the current operating environment. Partially offsetting our decreased capital expenditures was a decrease of $3.2 million of proceeds from sale of property, plant and equipment primarily due to the sale of real estate from closed facilities in 2008.

Net cash provided by financing activities was $69.2 million in 2010 compared to net cash used in financing activities of $19.9 million in 2009. The net proceeds received upon completion of our rights offering and debt exchange in the first quarter of 2010 was the primary source of the cash provided in 2010. The primary use of cash in 2009 was $20.0 million of payments under our revolving credit facility.

Net cash used in financing activities was $19.9 million in 2009 compared to net cash provided by financing activities of $40.5 million in 2008. The primary use of cash in 2009 was $20.0 million of payments under our revolving credit facility. The primary source of funds in 2008 was $40.0 million in net borrowings under our revolving credit facility.

Capital Resources

In December 2007, we entered into a $350 million revolving credit facility (the "Facility") with a consortium of banks. The Facility is scheduled to mature in December 2012, but will mature in November 2011 if we have not repaid or extended the maturity of all the outstanding 2012 notes by that time. The Facility provided for a $350 million revolving credit line which is available for working capital and general corporate purposes. The available borrowing capacity, or borrowing base, is derived primarily from a percentage of our eligible accounts receivable and inventory, as defined by the agreement. During the first quarter of 2009, we reduced our borrowing capacity under the Facility from $350 million to $250 million as allowed by the revolving credit facility agreement. During the fourth quarter of 2010, we amended the Facility to further reduce our borrowing capacity from $250 million to $150 million. Our available borrowing capacity at December 31, 2010 was not affected by these reductions as eligible accounts receivable and inventory balances, which are used to calculate the available borrowing capacity, do not support borrowings in excess of $150 million. We do not anticipate that our borrowing base will support borrowings in excess of $150 million at any point during the remaining life of the credit facility. These reductions allowed us to reduce our interest expense related to commitment fees. We expensed $0.6 million and $1.2 million related to unamortized debt issuance costs as part of these reductions in the Facility in 2010 and 2009, respectively. The amendment also reduced our minimum liquidity requirement, which was previously $35.0 million and which is now determined on a sliding scale based on our ninety-day average gross availability, as follows:

Ninety Day Average Gross Availability	Minimum Liquidity Requirement
Greater than $130.0 million	$18.75 million
Less than or equal to $130.0 million and greater than $80.0 million	$16.25 million
Less than or equal to $80.0 million	$10.00 million

Interest rates under the Facility are based on a base rate plus an applicable margin. The base rate is the larger of the rate determined by the administrative agent (typically their prime rate) or the Federal Funds Rate plus one-half percent, as each term is defined by the agreement. A variable commitment fee, currently 0.425%, is charged on the unused amount of the revolver and is based on our most recent previous quarterly average excess availability. We had $20.0 million in outstanding borrowings under the Facility at December 31, 2010. The weighted average interest rate on the borrowings outstanding under the Facility was 3.75% at December 31, 2010.

Loans are collateralized by substantially all of our assets, primarily accounts receivable and inventory, and are guaranteed by us and certain of our subsidiaries. Our net borrowing availability in excess of the required minimum liquidity covenant at December 31, 2010 was $22.6 million. The Facility has certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, and asset sales. The Facility also has a fixed charge coverage ratio of 1:1 that is triggered if our available borrowing capacity, as determined under the borrowing base formula, is less than a minimum liquidity requirement. At December 31, 2010, the minimum liquidity requirement was $10.0 million. The calculation also allows cash on deposit with the agent to be included as eligible borrowing base. Based on our 2011 forecast, while we will not meet the fixed charge coverage ratio, we anticipate that we will not fall below the minimum liquidity covenant in 2011 including the use of cash on deposit with the agent; therefore, we will not trigger the fixed charge coverage ratio requirement. The fixed charge coverage ratio is defined as the ratio of earnings before interest expenses, income taxes, depreciation and amortization expenses minus capital expenditures, cash taxes paid, dividends, distributions and share repurchases or redemptions to the sum of scheduled principal payments and interest expense on a trailing twelve month basis from the trigger date.

As of December 31, 2009, we had $275.0 million outstanding in aggregate principal amount of 2012 notes. Interest accrues on the 2012 notes at a rate of LIBOR plus 4.25% and is payable quarterly in arrears. The weighted-average interest rate at December 31, 2010 for the 2012 notes was 4.5%. The LIBOR rate is reset at the beginning of each quarterly period. At any time, we can redeem some or all of the notes at par. In the event of a change in control (as defined in the indenture), we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest.

On January 21, 2010, we completed a common stock rights offering and debt exchange for our 2012 notes. As part of these transactions, we raised $180.1 million of new equity capital through the issuance of 51,459,184 shares of common stock in the rights offering at a subscription price of $3.50 per share. We used $105.1 million of the proceeds from the rights offering to repurchase a portion of the 2012 notes in the debt exchange. We used a portion of the remaining $75.0 million of proceeds to pay expenses of the rights offering and the debt exchange and the remainder is being used for general corporate purposes.

In the debt exchange, holders of the 2012 notes exchanged $269.8 million aggregate principal amount of 2012 notes for (i) $139.7 million aggregate principal amount of new 2016 notes, (ii) $105.1 million in cash, and (iii) 7,112,244 shares of our common stock. We also amended the indenture under which the 2012 notes were issued to eliminate substantially all of the restrictive covenants, certain conditions to defeasance, and certain events of default and to release the liens on the collateral securing the 2012 notes. At December 31, 2010, our funded debt was $165.0 million, which consisted of $20.0 million of outstanding borrowings under our senior secured revolving credit facility, $139.7 million of 2016 notes, and $5.3 million of our remaining 2012 notes. We intend to repay the $5.3 million of outstanding 2012 notes during 2011, and therefore have classified this amount as a current liability as of December 31, 2010 in the accompanying consolidated balance sheet.

The $139.7 million in aggregate principal amount of new 2016 notes mature on February 15, 2016. Interest accrues on the 2016 notes at a rate of 3-month LIBOR (subject to a 3.0% floor) plus 10.0%. LIBOR is reset at the beginning of each quarterly period. The weighted-average interest rate at December 31, 2010 for the 2016 notes was 13.0%. Interest on the floating rate notes is payable quarterly in arrears. At any time we can redeem some or all of the notes at a redemption price equal to par plus a specified premium that declines ratably to par. In the event of a change in control, we may be required to offer to purchase the 2016 notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest.

The notes are jointly and severally guaranteed by all of our subsidiaries and collateralized by a pledge of common stock of certain of our subsidiaries and by a second priority lien on substantially all tangible and intangible property and interests in property and proceeds thereof now owned or hereafter acquired by us and substantially all of our subsidiaries. All of the subsidiaries are wholly-owned and domiciled in the United States. The parent company has no independent assets or operations, and the guarantees are full and unconditional. The indenture covering the notes contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, asset sales and investments.

In the first quarter of 2008, we entered into three interest rate swap agreements with notional amounts of $100.0 million, $50.0 million and $50.0 million. We entered into these interest rate swaps in order to mitigate a portion of the interest rate risk that we were exposed to in the normal course of business on our floating rate notes. The swap agreements, effective May 15, 2008, were for a term of three years. The interest rate swaps qualified as fully effective, cash-flow hedging instruments. Therefore, all changes in fair value of the qualifying cash flow hedges were reported in accumulated other comprehensive loss and reclassified into earnings in the same period in which the hedge transactions affected earnings.

In December 2009, certain conditions of the proposed recapitalization plan were met which indicated that the transaction was considered probable of occurring. The recapitalization plan reduced our outstanding floating rate notes to $145.0 million causing a portion of the future cash flows being hedged by our $200 million swaps to be deemed probable of not occurring. As a result, in December 2009 we cancelled and settled our $50 million swap with a fixed rate of 2.99% for $1.7 million. Primarily all of this payment was expensed and was included as a component of interest expense, net in the consolidated statement of operations for the year ended December 31, 2009. Under the remaining $100 million and $50 million swap agreements, we are paying fixed rates of 3.25% and 3.17%, respectively, and receiving a variable rate at 90 day LIBOR. In December 2009, we also de-designated the remaining $150 million of our swaps. Amounts included in accumulated other comprehensive loss for $5.0 million of the remaining swaps were reclassed to expense in 2009 as the cash flows being hedged were considered probable of not occurring. Amounts included in accumulated other comprehensive loss at December 31, 2009 related to the remaining $145.0 million of swaps were frozen and are being amortized over the remaining terms of the swaps. Any subsequent changes in the fair value of these swaps are recognized in interest expense, net, in the consolidated statement of operations. At December 31, 2010, the fair value of the interest rate swaps was a liability of $2.2 million.

Long-term debt consisted of the following as of December 31:

	2010	2009
	(In thousands)	
Revolving credit facility	$ 20,000	$ 20,000
Floating rate notes:		
2012 notes	5,249	275,000
2016 notes	139,718	—
Other long-term debt*	4,135	4,183
	169,102	299,183
Less: current portion of long-term debt	5,301	48
Total long-term debt, net of current maturities*	$ 163,801	$ 299,135

* We completed construction on a new multi-purpose facility during 2006. Other long-term debt represents an unfunded lease obligation for this facility. For accounting purposes, we are deemed the owner. As a result, the building and the offsetting long-term lease obligation are included on the consolidated balance sheet as a component of fixed assets and other debt, respectively. The building is being depreciated over its useful life, and the lease obligation is being amortized such that there will be no gain or loss recorded if the lease is not extended at the end of the term.

Capital Expenditures

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. Historically, capital expenditures have for the most part remained at relatively low levels in comparison to the operating cash flows generated during the corresponding periods. In order to buyout expiring equipment and vehicle leases, we increased our capital expenditures to $9.0 million in 2010. We expect our 2011 capital expenditures to be approximately $3 to $5 million primarily related to buyouts of additional expiring equipment and vehicle leases and facility improvements that will be needed to support our operations.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes our contractual obligations as of December 31, 2010 (in thousands):

	Payments Due by Period					
Contractual obligations	Total	Less than 1 year	1-3 years	4 years	5 years	After 5 years
Long-term debt	$ 169,102	$ 5,301	$ 20,189	$ 76	$ 76	$ 143,460
Interest on long-term debt(1)	101,980	21,963	57,246	18,572	2,671	1,528
Operating leases	91,108	22,091	41,962	9,265	6,480	11,310
Uncertain tax positions(2)	—	—	—	—	—	—
Total contractual cash obligations	$ 362,190	$ 49,355	$ 119,397	$ 27,913	$ 9,227	$ 156,298

(1) Interest based on LIBOR rate of 0.31% and Prime rate of 3.25% at February 11, 2011. Interest on long-term debt reflects interest rate swap agreements effective through May 2011. Actual interest may differ from the amounts presented above based on LIBOR fluctuations.

(2) We have $2.1 million of uncertain tax positions recorded in long-term liabilities or as a reduction to operating loss carryforwards. We also have $0.4 million in interest and penalties accrued related to these uncertain tax positions. It is not reasonably possible to predict at this time when (or if) any of these amounts will be settled.

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases with an initial or remaining term in excess of one year at December 31, 2010. Purchase orders entered into in the ordinary course of business are excluded from the above table because they are payable within one year. Amounts for which we are liable under purchase orders are reflected on our consolidated balance sheet as accounts payable and accrued liabilities.

OTHER CASH OBLIGATIONS NOT REFLECTED IN THE BALANCE SHEET

In accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, our operating leases are not recorded in our balance sheet. In addition to the lease obligations included in the above table, we have residual value guarantees on certain equipment leases. Under these leases we have the option of (1) purchasing the equipment at the end of the lease term, (2) arranging for the sale of the equipment to a third party, or (3) returning the equipment to the lessor to sell the equipment. If the sales proceeds in either case are less than the residual value, then we are required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. The guarantees under these leases for the residual values of equipment at the end of the respective operating lease periods approximated $1.9 million as of December 31, 2010.

Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement or that we will purchase the equipment at the end of the lease term, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those that both are important to the accurate portrayal of a company's financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Vendor Rebates. Many of our arrangements with our vendors provide for us to receive a rebate of a specified amount payable to us when we achieve any of a number of measures, generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the vendor's products, which reduces inventory until we sell the product, at which time these rebates reduce cost of sales. Throughout the year, we estimate the amount of rebates based upon our historical level of purchases. We continually revise these estimates to reflect actual purchase levels.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to product already purchased, it may impact our gross margins on products we sell or sales earned in future periods.

Allowance for Doubtful Accounts and Related Reserves. We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral. However, as industry conditions have continued to decline, we have, in some cases, required customers to collateralize their debt to us. Consistent with industry practices, we typically require payment from most customers within 30 days. As our business is seasonal in certain regions, our customers' businesses are also seasonal. Sales are lowest in the winter months, and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our historical write-offs of uncollectible accounts, taking into consideration certain factors, such as aging statistics and trends, customer payment history, independent credit reports, and discussions with customers.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote. We charge these write-offs against our allowance for doubtful accounts. In previous years, we experienced higher than normal past due account balances and as a result, our allowance for doubtful accounts increased as a percentage of trade accounts receivable. In response to these conditions, we tightened our credit standards, lowered credit limits to some of our customers, and in some cases discontinued allowing credit or required collateral to support outstanding receivable balances. As a result, our bad debt expense decreased approximately $1.9 million from 2009, which also resulted in a decrease in allowance for doubtful accounts. Any future decline in the macroeconomic factors that affect the overall housing industry or our specific customers' business could cause us to revise our estimate of expected losses and increase our allowance for doubtful accounts.

Impairment of Long-Lived Assets. Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. Our long-lived assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Our asset groups consist of geographical markets, which are one level below our reporting units. Our judgment regarding the existence of impairment indicators is based on market and operational performance. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available.

We use internal cash flow estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. These cash flow estimates are over the remaining useful lives of the assets within each market. Forecasted housing starts for each market are used to help estimate future revenue. Historical trends are then used to project gross margins and operating expenses based upon various revenue levels. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset group. Due to the uncertainties associated with these projections, actual results could differ from projected results, and further impairment of long-lived assets could be recorded. Future non-cash impairment of long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.

We recorded asset impairment charges of $0.8 million, $0.5 million, and $7.0 million in 2010, 2009 and 2008, respectively.

Goodwill. Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At December 31, 2010, our goodwill balance was $111.2 million, representing 26.9% of our total assets.

We test goodwill for impairment in the fourth quarter of each year or at any other time when impairment indicators exist by comparing the estimated implied value of a reporting units' goodwill to its book value. Examples of such indicators that could cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel. Our industry has been in a significant and severe downturn that began in mid-2006. In this environment, we have closely monitored the trends in economic factors and their effects on operating results to determine if an impairment trigger was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test and performed interim impairment tests when warranted. The macroeconomic factors that affect our industry, primarily the continued decline in housing starts, have caused us to re-evaluate our expectations for a number of our reporting units. Housing starts are a significant sales driver for us. If there is a significant decline or an expected decline in housing starts, this could adversely affect our expectations for a reporting unit and the value of that reporting unit. In 2008, the overriding factor was the continued decline in the macroeconomic conditions that affect our industry, specifically housing starts in our markets were down 42.7% from 2007 and down 45.7% in the fourth quarter of 2008 compared to the fourth quarter of 2007. We recognized goodwill impairments of $39.9 million which were included in asset impairments in our consolidated statements of operations. We did not have any goodwill impairments in continuing operations in 2010 or 2009.

The process of evaluating goodwill for impairment involves the determination of fair value of our reporting units. Our reporting units: Atlantic, Raleigh, Southeast, Florida, Dallas and South Texas represent financially discrete, self-sustaining components of our three regional operating segments. We evaluate goodwill for impairment using a two-step process. The first step is to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, the second step of the process is performed to measure the amount of impairment. In step two, the estimated fair value of the reporting unit is allocated to all other assets and liabilities of that reporting unit based on their respective fair values. The excess of the fair value of the reporting unit over the amount allocated to its assets and liabilities is the implied fair value of goodwill. Goodwill impairment is measured as the excess of the carrying value over its implied fair value. The fair value of a reporting unit is estimated based upon the projected discounted cash flow expected to be generated from the reporting unit using a discounted cash flow methodology. Where available and appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow.

We developed a range of fair values for our reporting units using a five-year discounted cash flow methodology. Inherent in such fair value determinations are estimates relating to future cash flows, including revenue growth, gross margins, operating expenses and long-term growth rates, and our interpretation of current economic indicators and market conditions and their impact on our strategic plans and operations. Due to the uncertainties associated with such estimates, interpretations and assumptions, actual results could differ from projected results, and further impairment of goodwill could be recorded.

Significant information and assumptions utilized in estimating future cash flows for our reporting units includes publicly available industry information on projected single-family housing starts and lumber commodity prices which are used to project revenue. Projected gross margins and operating expenses reflect the impact of recent headcount reductions and other cost reduction initiatives and are flexed in future years based upon historical trends at various revenue levels. Long-term growth was based upon terminal value earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of 5.5x for all reporting units to reflect the relevant expected acquisition price. A discount rate of 15.1% was used for all reporting units and is intended to reflect the weighted average cost of capital for a potential market participant and includes all risks of ownership and the associated risks of realizing the stream of projected future cash flows. Decreasing the long-term growth to an EBITDA multiple of 4.5x, or increasing the discount rate by 1.0% to 16.1%, would not have changed the results of our impairment testing.

At December 31, 2010, the excess (or "cushion") of the implied fair value of goodwill over the carrying value of goodwill for each of our five reporting units which have remaining goodwill balances ranged from $8.5 million to $91.5 million. The cushion for two of our reporting units at December 31, 2010, was $8.5 million and $20.6 million. Moderate deviations from projected cash flows for these reporting units could result in future goodwill impairment. These reporting units had goodwill balances of $11.0 million and $5.1 million at December 31, 2010. Factors that could negatively impact the estimated fair value of our reporting units and potentially trigger additional impairment include, but are not limited to, unexpected competition, lower than expected housing starts, an increase in our weighted average cost of capital, increases in material or labor cost, and significant declines in our market capitalization. Future non-cash impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements. At December 31, 2010, we reconciled to within a reasonable range our estimated fair value as determined by the sum of the discounted cash flows of our reporting units to our market capitalization, using an estimated control premium of 29.3%.

Deferred Income Taxes. We assess whether it is more likely than not that some or all of our deferred tax assets will not be realized. We consider the reversal of existing deferred tax liabilities, future taxable income, and tax planning strategies in our assessment. We have certain state income tax carryforwards where we believe it is unlikely that we will realize the benefits associated with these tax carryforwards and have established a valuation allowance against our deferred tax assets. Changes in our estimates of future taxable income and tax planning strategies will affect our estimate of the realization of the tax benefits of these tax carryforwards. Additionally, in light of the continued downturn in the housing market and the uncertainty as to its length and magnitude, and due to the additional asset impairments recorded during 2008, we were in a three-year cumulative loss position. Cumulative losses in recent years represent significant negative evidence in considering whether deferred tax assets are realizable, and also usually preclude relying on projections of future taxable income to support the recovery of deferred tax assets. Therefore, during 2008, we recorded a valuation allowance totaling $41.2 million against primarily all of our net deferred tax assets, of which $31.6 million related to our continuing operations, $3.0 million related to other comprehensive (loss) income and $6.6 million related to our discontinued operations. We recorded an additional valuation allowance of approximately $35.4 million and $3.9 million related to our continuing operations in 2010 and 2009, respectively. Further declines in housing activity could cause us to establish additional valuation allowances. To the extent we generate sufficient taxable income in the future to fully utilize the tax benefits of the related net deferred tax assets, we may reverse some or all of the valuation allowances.

Insurance Deductible Reserve. We have large deductibles for general liability, auto liability and workers' compensation insurance. The expected liability for unpaid claims falling within our deductible, including incurred but not reported losses, is determined using the assistance of a third-party actuary. This amount is reflected on our balance sheet as an accrued liability. Our accounting policy includes an internal evaluation and adjustment of our reserve for all insurance-related liabilities on a quarterly basis. At least on an annual basis, we engage an external actuarial professional to independently assess and estimate the total liability outstanding, which is compared to the actual reserve balance at that time and adjusted accordingly.

Stock-Based Compensation. Calculating stock-based compensation expense requires the input of subjective assumptions. We determine the fair value of each option grant using the Black-Scholes option-pricing model with assumptions based primarily on historical data. Specific inputs to the model include: the expected life of the stock-based awards, stock price volatility, dividend yield and risk-free rate.

The expected life represents the period of time the options are expected to be outstanding. We consider the contractual term, the vesting period and the expected lives used by a peer group with similar option terms in determining the expected life assumption. The expected volatility is based on the historical volatility of our common stock over the most recent period equal to the expected life of the option. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life of the options. We record expense for the unvested portion of grants over the requisite service (i.e., vesting) periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the FASB issued guidance under the *Fair Value Measurements and Disclosures* topic of the Codification which requires, in both interim as well as annual financial statements, for assets and liabilities that are measured at fair value on a recurring basis, disclosures regarding the valuation techniques and inputs used to develop those measurements. It also requires separate disclosures of significant amounts transferred in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. We have adopted these provisions and included all required disclosures.

In October 2009, the FASB issued guidance under the *Multiple Element Revenue Arrangements* topic of the Codification which requires separation of the consideration received in such arrangements by establishing a selling price hierarchy for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price. It also eliminates the residual method of allocation, requires that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable's selling price, and requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. These changes became effective for us on January 1, 2011. We are currently reviewing the impact of these changes on our financial statements, but we do not expect these changes to have a material impact on our financial position or results of operations.

In December 2010, the FASB issued guidance under the *Business Combinations* topic of the Codification which addresses diversity in the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The guidance states if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This guidance became effective on January 1, 2011. It had no impact on our financial position or results of operations.

In December 2010, the FASB issued guidance under the *Intangibles-Goodwill and Other* topic of the Codification which modifies Step1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This guidance became effective on January 1, 2011. It had no impact on our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We experience changes in interest expense when market interest rates change. However, interest expense on our 2016 notes, which are subject to a 3% floor, would not change unless LIBOR increased to greater than 3%. Changes in our debt could also increase these risks. Based on debt outstanding and LIBOR rates at December 31, 2010, a 1.0% increase in interest rates would result in approximately $0.2 million of additional interest expense annually.

We purchase certain materials, including lumber products, which are then sold to customers as well as used as direct production inputs for our manufactured products that we deliver. Short-term changes in the cost of these materials and the related in-bound freight costs, some of which are subject to significant fluctuations, are sometimes, but not always, passed on to our customers. Our delayed ability to pass on material price increases to our customers can adversely affect our operating income.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Builders FirstSource, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Builders FirstSource, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
March 2, 2011

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Sales	$ 700,343	$ 677,886	$ 992,014
Cost of sales	568,587	535,480	776,473
Gross margin	131,756	142,406	215,541
Selling, general and administrative expenses	194,092	201,403	280,010
Asset impairments	839	470	46,948
Facility closure costs	558	1,200	1,192
Loss from operations	(63,733)	(60,667)	(112,609)
Interest expense, net	31,672	27,045	25,644
Loss from continuing operations before income taxes	(95,405)	(87,712)	(138,253)
Income tax benefit	(1,112)	(30,823)	(17,670)
Loss from continuing operations	(94,293)	(56,889)	(120,583)
Loss from discontinued operations (net of income tax benefit of $0, $0, and $1,200 in 2010, 2009 and 2008, respectively)	(1,215)	(4,965)	(18,911)
Net loss	$ (95,508)	$ (61,854)	$ (139,494)
Basic and diluted net loss per share:			
Loss from continuing operations	$ (1.03)	$ (1.45)	$ (3.10)
Loss from discontinued operations	(0.01)	(0.13)	(0.49)
Net loss	$ (1.04)	$ (1.58)	$ (3.59)
Weighted average common shares outstanding:			
Basic and diluted	91,676	39,164	38,842

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2010	2009
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 103,234	$ 84,098
Trade accounts receivable, less allowances of $2,444 and $4,883 for 2010 and 2009, respectively	55,631	60,723
Other receivables	4,060	39,758
Inventories	63,810	48,022
Other current assets	8,614	7,741
Total current assets	235,349	240,342
Property, plant and equipment, net	57,068	64,025
Goodwill	111,193	111,193
Intangible assets, net	2,200	2,748
Other assets, net	6,994	16,643
Total assets	$ 412,804	$ 434,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 44,866	$ 39,570
Accrued liabilities	26,284	28,923
Current maturities of long-term debt	5,301	48
Total current liabilities	76,451	68,541
Long-term debt, net of current maturities	163,801	299,135
Deferred income taxes	5,052	5,058
Other long-term liabilities	7,995	15,270
Total liabilities	253,299	388,004
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized; zero shares issued and outstanding at December 31, 2010 and 2009	—	—
Common stock, $0.01 par value, 200,000 shares authorized; 96,769 and 36,347 shares issued and outstanding at December 31, 2010 and 2009, respectively	949	363
Additional paid-in capital	355,194	150,240
Accumulated deficit	(194,481)	(98,973)
Accumulated other comprehensive loss	(2,157)	(4,683)
Total stockholders' equity	159,505	46,947
Total liabilities and stockholders' equity	$ 412,804	$ 434,951

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (95,508)	$ (61,854)	$ (139,494)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	15,433	17,915	20,833
Asset impairments	839	470	46,948
Amortization of deferred loan costs	5,955	3,763	2,835
Deferred income taxes	(1,235)	411	18,996
Bad debt expense	792	2,711	4,435
Net non-cash (income) expense from discontinued operations	(3)	724	4,653
Stock compensation expense	4,308	2,861	8,474
Net gain on sales of assets	(258)	(601)	(1,443)
Changes in assets and liabilities:			
Receivables	40,001	23,030	16,830
Inventories	(15,788)	20,846	26,170
Other current assets	(873)	617	915
Other assets and liabilities	(280)	(3,555)	2,619
Accounts payable	5,296	4,156	(30,397)
Accrued liabilities	(399)	(14,240)	(11,251)
Net cash used in operating activities	(41,720)	(2,746)	(28,877)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(8,953)	(2,103)	(8,193)
Proceeds from sale of property, plant and equipment	602	1,986	5,209
Acquisitions, net of cash acquired	—	—	701
Net cash used in investing activities	(8,351)	(117)	(2,283)
Cash flows from financing activities:			
Net (payments) borrowings under revolving credit facility	—	(20,000)	40,000
Payments of long-term debt and other loans	(105,188)	(43)	(40)
Deferred loan costs	(50)	—	(380)
Proceeds from rights offering	180,107	—	—
Payment of recapitalization costs	(5,631)	(620)	—
Exercise of stock options	—	859	1,313
Repurchase of common stock	(31)	(126)	(416)
Net cash provided by (used in) financing activities	69,207	(19,930)	40,477
Net increase(decrease) in cash and cash equivalents	19,136	(22,793)	9,317
Cash and cash equivalents at beginning of period	84,098	106,891	97,574
Cash and cash equivalents at end of period	$ 103,234	$ 84,098	$ 106,891

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount				
	(In thousands)					
Balance at December 31, 2007	35,701	$ 351	$ 138,476	$ 102,375	$ 345	$ 241,547
Issuance of restricted stock, net of forfeitures	44	—	—	—	—	—
Vesting of restricted stock	—	2	(2)	—	—	—
Stock compensation expense	—	—	8,479	—	—	8,479
Exercise of stock options, including tax benefit associated with the exercise of stock options	447	5	112	—	—	117
Repurchase of common stock	(64)	(1)	(415)	—		(416)
Comprehensive loss:						
Net loss	—	—	—	(139,494)	—	(139,494)
Change in fair value of interest rate swaps, net of related tax effect	—	—	—	—	(7,759)	(7,759)
Total comprehensive loss	—	—	—	—	—	(147,253)
Balance at December 31, 2008	36,128	357	146,650	(37,119)	(7,414)	102,474
Issuance of restricted stock, net of forfeitures	9	—	—	—	—	—
Vesting of restricted stock	—	4	(4)	—	—	—
Stock compensation expense	—	—	2,863	—	—	2,863
Exercise of stock options	273	3	856	—	—	859
Repurchase of common stock	(63)	(1)	(125)	—		(126)
Comprehensive loss:						
Net loss	—	—	—	(61,854)	—	(61,854)
Change in fair value of interest rate swaps	—	—	—	—	2,731	2,731
Total comprehensive loss	—	—	—	—	—	(59,123)
Balance at December 31, 2009	36,347	363	150,240	(98,973)	(4,683)	46,947
Issuance of restricted stock, net of forfeitures	1,861	—	—	—	—	—
Stock compensation expense	—	—	4,308	—	—	4,308
Repurchase of common stock	(10)	—	(31)	—		(31)
Issuance of common stock from rights offering	51,459	515	175,855	—	—	176,370
Issuance of common stock in debt exchange	7,112	71	24,822	—		24,893
Comprehensive loss:						
Net loss	—	—	—	(95,508)	—	(95,508)
Change in fair value of interest rate swaps	—	—	—	—	2,526	2,526
Total comprehensive loss	—	—	—	—	—	(92,982)
Balance at December 31, 2010	96,769	$ 949	$ 355,194	$ (194,481)	$ (2,157)	$ 159,505

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business

Builders FirstSource, Inc., a Delaware corporation formed in 1998, is a leading supplier and manufacturer of structural and related building products for residential new construction in the United States. In this annual report, references to the "company," "we," "our," "ours" or "us" refer to Builders FirstSource, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

We manage our business as three regional operating groups — Atlantic, Southeast and Central. We serve 32 markets in 9 states, principally in the southern and eastern United States. We have 52 distribution centers and 47 manufacturing facilities, many of which are located on the same premises as our distribution centers. We serve a broad customer base ranging from production homebuilders to small custom homebuilders.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements present the results of operations, financial position, and cash flows of Builders FirstSource, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Estimates are used when accounting for items such as revenue, vendor rebates, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, income taxes, inventory values, insurance programs, goodwill, other intangible assets and long-lived assets.

Sales Recognition

We recognize sales of building products upon delivery to the customer. For contracts with service elements, sales are generally recognized on the completed contract method as these contracts are usually completed within 30 days. Contract costs include all direct material and labor. equipment costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Prepayments for materials or services are deferred until such materials have been delivered or services have been provided. All sales recognized are net of allowances for discounts and estimated returns, based on historical experience. We present all sales tax on a net basis in our consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity date of three months or less.

Financial Instruments

We use financial instruments in the normal course of business as a tool to manage our assets and liabilities. We do not hold or issue financial instruments for trading purposes.

We utilize interest rate swaps in order to mitigate a portion of the interest rate risk that we are exposed to in the normal course of business on our floating rate notes. We measure our interest rate swaps at fair value on a recurring basis as discussed in Note 8.

Accounts Receivable

We extend credit to qualified professional homebuilders and contractors, in many cases on a non-collateralized basis. The allowance for doubtful accounts is based on management's assessment of the amount which may become uncollectible in the future and is estimated using specific review of problem accounts, overall portfolio quality, current economic conditions that may affect the borrower's ability to pay, and historical experience. Accounts receivable are written off when deemed uncollectible.

Accounts receivable consisted of the following at December 31:

	2010	2009
	(In thousands)	
Trade receivables	$ 58,075	$ 65,606
Less: allowance for returns and doubtful accounts	2,444	4,883
Trade accounts receivable, net	55,631	60,723
Income tax receivables	88	33,819
Other	3,972	5,939
Other receivables	4,060	39,758
Accounts receivable, net	$ 59,691	$ 100,481

The following table shows the changes in our allowance for doubtful accounts:

	2010	2009	2008
		(In thousands)	
Balance at January 1,	$ 4,221	$ 5,286	$ 5,806
Additions charged to expense:			
Continuing operations	792	2,711	4,435
Discontinued operations	—	278	303
Deductions (write-offs, net of recoveries)	(3,140)	(4,054)	(5,258)
Balance at December 31,	$ 1,873	$ 4,221	$ 5,286

We also establish reserves for credit memos and customer returns. The reserve balance was $0.6 million, $0.7 million, and $0.9 million at December 31, 2010, 2009, and 2008, respectively. The activity in this reserve was not significant for each year presented.

Inventories

Inventories consist principally of materials purchased for resale, including lumber, sheet goods, windows, doors and millwork, as well as certain manufactured products and are stated at the lower of cost or market. Cost is determined using the weighted average method, the use of which approximates the first-in, first-out method. We accrue for shrinkage based on the actual historical shrinkage results of our most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger.

During the year, we monitor our inventory levels by market and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding special order items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. Our inventories are generally not susceptible to technological obsolescence.

Our arrangements with vendors provide for rebates of a specified amount of consideration, payable when certain measures, generally related to a stipulated level of purchases, have been achieved. We account for estimated rebates as a reduction of the prices of the vendor's inventory until the product is sold, at which time such rebates reduce cost of sales in the accompanying consolidated statements of operations. Throughout the year we estimate the amount of the rebates based upon the expected level of purchases. We continually revise these estimates based on actual purchase levels.

Shipping and Handling Costs

Handling costs incurred in manufacturing activities are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and aggregated $49.0 million, $47.5 million and $66.6 million in 2010, 2009 and 2008, respectively.

Income Taxes

We account for income taxes utilizing the liability method described in the *Income Taxes* topic of the FASB Accounting Standards Codification ("Codification"). Deferred income taxes are recorded to reflect consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable earnings. We record a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Warranty Expense

We have warranty obligations with respect to most manufactured products; however, the liability for the warranty obligations is not significant as a result of third-party inspection and acceptance processes.

Deferred Loan Costs

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the straight-line method for our revolving credit facility and non-amortizing floating rate notes. Amortization of deferred loan costs is included in interest expense. Upon changes to our debt structure, we evaluate debt issuance costs in accordance with the *Debt* topic of the Codification. We adjust debt issuance costs as necessary based on the results of this evaluation.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The estimated lives of the various classes of assets are as follows:

Buildings and improvements	20 to 40 years
Machinery and equipment	3 to 10 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	The shorter of the estimated useful life or the remaining lease term

Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are charged to expense as incurred. Gains or losses from dispositions of property, plant and equipment are recorded in the period incurred. We also capitalize certain costs of computer software developed or obtained for internal use, including interest, provided that those costs are not research and development, and certain other criteria are met.

We periodically evaluate the commercial and strategic operation of the land, related buildings and improvements of our facilities. In connection with these evaluations, some facilities may be consolidated, and others may be sold or leased. Net gains or losses related to the sale of real estate and equipment are recorded as selling, general and administrative expenses.

Long-Lived Assets

We evaluate our long-lived assets, other than goodwill, for impairment when events or changes in circumstances indicate, in our judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on our estimate of undiscounted future cash flows before interest attributable to the assets as compared to the net carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets based on estimated discounted future cash flows and recording a provision for loss if the carrying value is greater than estimated fair value. The net carrying value of assets identified to be disposed of in the future is compared to their estimated fair value, usually the quoted market price obtained from an independent third-party less the cost to sell, to determine if impairment exists. Until the assets are disposed of, an estimate of the fair value is reassessed when related events or circumstances change. For the years ended December 31, 2010, 2009 and 2008, we recorded asset impairment charges of $0.8 million, $0.5 million and $2.6 million, respectively. These charges were included in asset impairments in the consolidated statements of operations in their respective years.

Insurance

We have established insurance programs to cover certain insurable risks consisting primarily of physical loss to property, business interruptions resulting from such loss, workers' compensation, employee healthcare, and comprehensive general and auto liability. Third party insurance coverage is obtained for exposures above predetermined deductibles as well as for those risks required to be insured by law or contract. Provisions for losses are developed from valuations that rely upon our past claims experience, which considers both the frequency and settlement of claims. We discount our workers' compensation liability based upon estimated future payment streams at our risk-free rate.

Net Loss per Common Share

Net loss per common share, or earnings per share ("EPS"), is calculated in accordance with the *Earnings per Share* topic of the Codification which requires the presentation of basic and diluted EPS. Basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential common shares.

The table below presents a reconciliation of weighted average common shares used in the calculation of basic and diluted EPS for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Weighted average shares for basic EPS	91,676	39,164	38,842
Dilutive effect of options	—	—	—
Weighted average shares for diluted EPS	91,676	39,164	38,842

In connection with our common stock rights offering that closed in January 2010, as discussed in Note 8, we offered all shareholders the right to purchase additional shares at an offering price of $3.50 per share. At the inception of our rights offering the offering price was lower than the fair value of our common stock, thus creating a bonus element which requires us to retroactively adjust the weighted average shares for basic EPS for all periods presented. Therefore, we increased the number of weighted average common shares used in computing basic and diluted EPS for 2009 and 2008 using an adjustment factor of 1.09.

Our restricted stock shares include rights to receive dividends that are not subject to the risk of forfeiture even if the underlying restricted stock shares on which the dividends were paid do not vest. In accordance with the *Earnings Per Share* topic of the Codification, unvested share-based payment awards that contain non-forfeitable rights to dividends are deemed participating securities and should be considered in the calculation of basic EPS. Since the restricted stock shares do not include an obligation to share in losses, they will be included in our basic EPS calculation in periods of net income and excluded from our basic EPS calculation in periods of net loss. Accordingly, there were 1,865,000, 61,000 and 389,000 restricted stock shares excluded from the computation of basic EPS in 2010, 2009 and 2008, respectively, because we generated a net loss. Options to purchase 5,965,000, 2,284,000, and 2,853,000 shares of common stock were not included in the computations of diluted EPS in 2010, 2009, and 2008, respectively, because their effect was anti-dilutive.

Goodwill and Other Intangible Assets

Intangibles subject to amortization

We recognize an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or whenever it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset or liability. Impairment losses are recognized if the carrying value of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its estimated fair value.

Goodwill

We recognize goodwill as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is tested for impairment on an annual basis and between annual tests whenever impairment is indicated. This annual test takes place as of December 31 each year. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value.

Stock-based Compensation

We have three stock-based employee compensation plans, which are described more fully in Note 9. We issue new common stock shares upon exercises of stock options and grants of restricted stock.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2010	2008
Expected life	6.0 years	5.0 years
Expected volatility	99.3%	42.3%
Expected dividend yield	0.00%	0.00%
Risk-free rate	2.97%	2.89%

The expected life represents the period of time the options are expected to be outstanding. We consider the contractual term, the vesting period and the expected lives used by a peer group with similar option terms in determining the expected life assumption. The expected volatility is based on the historical volatility of our common stock over the most recent period equal to the expected life of the option. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life of the options. We did not grant any stock option awards in 2009.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued guidance under the *Fair Value Measurements and Disclosures* topic of the Codification which requires, in both interim as well as annual financial statements, for assets and liabilities that are measured at fair value on a recurring basis, disclosures regarding the valuation techniques and inputs used to develop those measurements. It also requires separate disclosures of significant amounts transferred in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfers. We have adopted these provisions and included all required disclosures.

In October 2009, the FASB issued guidance under the *Multiple Element Revenue Arrangements* topic of the Codification which requires separation of the consideration received in such arrangements by establishing a selling price hierarchy for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price. It also eliminates the residual method of allocation, requires that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable's selling price, and requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. These changes became effective for us on January 1, 2011. We are currently reviewing the impact of these changes on our financial statements, but we do not expect these changes to have a material impact on our financial position or results of operations.

In December 2010, the FASB issued guidance under the *Business Combinations* topic of the Codification which addresses diversity in the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The guidance states if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This guidance became effective on January 1, 2011. It had no impact on our financial position or results of operations.

In December 2010, the FASB issued guidance under the *Intangibles-Goodwill and Other* topic of the Codification which modifies Step1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires an entity to perform

Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This guidance became effective on January 1, 2011. It had no impact on our financial position or results of operations.

Comprehensive (Loss) Income

Comprehensive (loss) income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net (loss) income and other gains and losses affecting stockholders' equity that, under GAAP, are excluded from net income. The change in fair value of interest rate swaps is the only item impacting our accumulated other comprehensive loss of $2.2 million and $4.7 million (net of income taxes of zero) as of December 31, 2010 and 2009, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2010	2009
	(In thousands)	
Land	$ 13,993	$ 14,007
Buildings and improvements	61,882	63,606
Machinery and equipment	90,952	86,687
Furniture and fixtures	17,929	19,608
Construction in progress	285	432
Property, plant and equipment	185,041	184,340
Less: accumulated depreciation	127,973	120,315
Property, plant and equipment, net	$ 57,068	$ 64,025

Depreciation expense was $14.9 million, $16.6 million and $18.8 million, of which $5.5 million, $6.8 million and $7.9 million was included in cost of sales, in 2010, 2009 and 2008, respectively.

4. Discontinued Operations

In October 2008, we announced our intent to exit the New Jersey market based upon several factors, including the unfavorable conditions that affect our industry and a poor competitive position which prevented us from generating profitable results. We completed our exit plan prior to December 31, 2008 and have no further significant, continuing involvement in these operations. The cessation of operations in this market was treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from our ongoing operations. As a result, the operating results of the New Jersey market for the current and prior periods have been aggregated and reclassified as discontinued operations in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008.

In 2008, we recorded a $4.0 million goodwill impairment charge and a $0.1 million long-lived asset impairment charge relating to our Ohio operations. As of December 31, 2008, we had no goodwill remaining in our Ohio reporting unit. In September 2008, we also closed two facilities in Ohio as part of our continued efforts to reduce operating costs and return the market to profitability.

In the second quarter of 2009, we announced our intent to exit the entire Ohio market based upon several factors, including the unfavorable conditions that affect our industry and a poor competitive position which prevented us from generating profitable results. We completed our exit plan in the second quarter of 2009 and have no further significant, continuing involvement in these operations. The cessation of operations in this market was treated as a discontinued operation as it had distinguishable cash flow and operations that have been eliminated from our ongoing operations. As a result, the operating results of the Ohio market for the current and prior periods have been aggregated and reclassified as discontinued operations in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008.

We recognized $1.1 million and $2.4 million of expense in 2010 and 2009, respectively, which was primarily related to future minimum lease obligations on closed facilities, and revisions to sub-rental income estimates. These amounts are included in loss from discontinued operations in the accompanying consolidated statement of operations for the years ended December 31, 2010 and 2009, respectively.

In 2009, we sold inventory, machinery and equipment with a net book value of approximately $1.0 million for cash proceeds of $0.6 million, resulting in a loss on the sale of these assets of $0.4 million. We also negotiated lease terminations on certain Ohio and New Jersey locations. We paid approximately $2.1 million under the terms of the agreements to release us from the remaining obligations under these leases. As a result, we recorded adjustments to our facility closure reserve in 2009 of approximately $1.8 million. These amounts are included in loss from discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2009.

An analysis of our facility closure reserves related to our discontinued operations for the periods reflected is as follows:

	2008	Additions	Payments	Adjustments	2009	Additions	Payments	2010
				(In thousands)				
Facility and other exit costs, net of estimated sub-lease rental income	$ 6,587	$ 1,632	$ (3,757)	$ (1,772)	$ 2,690	$ 1,054	$ (913)	$ 2,831
Employee severance and termination benefits	419	799	(1,218)	—	—	—	—	—
Total facility closure reserve	$ 7,006	$ 2,431	$ (4,975)	$ (1,772)	$ 2,690	$ 1,054	$ (913)	$ 2,831

The facility and other exit cost reserves related to our discontinued operations of $2.8 million at December 31, 2010, of which $2.2 million is recorded as other long-term liabilities, are primarily related to future minimum lease payments on vacated facilities.

Sales and loss before income taxes attributable to our discontinued operations were as follows for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Sales	$ —	$ 6,573	$ 80,271
Loss before income taxes	$ (1,215)	$ (4,965)	$ (20,111)

5. Goodwill

The changes in the carrying amount of goodwill were as follows:

	2010	2009
	(In thousands)	
Balance as of January 1,		
Goodwill	$ 151,136	$ 172,084
Accumulated impairment losses	(39,943)	(60,891)
	111,193	111,193
Goodwill related to exited market	—	(20,948)
Accumulated impairment losses related to exited market	—	20,948
Balance as of December 31,		
Goodwill	$ 151,136	$ 151,136
Accumulated impairment losses	(39,943)	(39,943)
	$ 111,193	$ 111,193

Since the beginning of 2008, we closely monitored trends in economic factors and their effects on operating results to determine if an impairment trigger was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test in accordance with the *Intangibles — Goodwill and Other* topic of the Codification. During the second quarter of 2008, the macroeconomic factors that drive our business declined further prompting us to revise our expectations and perform an interim impairment test related to our Florida reporting unit which was significantly underperforming original expectations and which also had a smaller valuation surplus compared to our other reporting units. Based on the results of this interim testing, we determined that the carrying value of goodwill for our Florida reporting unit exceeded its estimated fair value and recorded a $3.5 million pre-tax impairment charge. We performed our annual impairment test in the fourth quarter of 2008 and as a result of a further decline in the macroeconomic factors that drive our business and in the valuation surplus for this reporting unit, we recorded an additional $36.4 million pre-tax impairment charge for our Florida reporting unit. These charges were included in asset impairments in the consolidated statement of operations for 2008. As of December 31, 2008, we had no further goodwill value on the balance sheet for our Florida reporting unit. We recorded no goodwill impairment charges in continuing operations in 2010 and 2009.

The process of evaluating goodwill for impairment involves the determination of fair value of our reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations and assumptions about our strategic plans with regard to our operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates resulting in further impairment of goodwill.

In performing our impairment analysis, we developed a range of fair values for our reporting units using a discounted cash flow methodology. The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discounted cash flow methodology uses our projections of financial performance for a five-year period. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and the expected future revenues, gross margins and operating expenses, which vary among reporting units. Significant assumptions used in our financial projections include housing starts, lumber commodity prices, and market share gains.

In 2008, we recorded $4.0 million in goodwill impairment for our Ohio operations which are now included in loss from discontinued operations, net of tax as discussed in Note 4.

6. Intangible Assets

The following table presents intangible assets as of December 31:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Customer relationships	$ 3,458	$ (1,438)	$ 3,458	$ (1,033)
Non-compete agreements	712	(532)	712	(389)
Total intangible assets	$ 4,170	$ (1,970)	$ 4,170	$ (1,422)

During 2008, we recorded a $4.4 million charge to fully impair certain customer relationship intangibles as their carrying values were not expected to be recovered from future cash flows. This charge was included in asset impairments in the consolidated statement of operations for 2008. During the years ended December 31, 2010, 2009 and 2008, we recorded amortization expense in relation to the above-listed intangible assets of $0.5 million, $1.3 million, and $2.1 million, respectively. The following table presents the estimated amortization expense for these intangible assets for the years ending December 31 (in thousands):

2011	$ 542
2012	449
2013	381
2014	373
2015	287

7. Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2010	2009
	(In thousands)	
Accrued payroll and other employee related expenses	$ 3,496	$ 2,237
Accrued taxes	4,935	4,798
Insurance self-retention reserves	6,872	7,031
Accrued interest	2,509	1,726
Advances from customers	1,191	1,023
Facility closure reserves	1,206	1,335
Accrued professional fees	701	7,731
Interest rate swaps	2,209	—
Other	3,165	3,042
Total accrued liabilities	$ 26,284	$ 28,923

8. Long-Term Debt

Long-term debt consisted of the following at December 31:

	2010	2009
	(In thousands)	
Revolving credit facility	$ 20,000	$ 20,000
Floating rate notes:		
2012 notes	5,249	275,000
2016 notes	139,718	—
Other long-term debt	4,135	4,183
	169,102	299,183
Less: current portion of long-term debt	5,301	48
Total long-term debt, net of current maturities	$ 163,801	$ 299,135

2007 Senior Secured Credit Agreement

In 2007, we entered into a $350 million revolving credit facility (the "2007 Agreement") with a consortium of banks. The 2007 Agreement is scheduled to mature in December 2012, but will mature in November 2011 if we have not repaid or extended the maturity of all the outstanding 2012 notes by that time. The available borrowing capacity, or borrowing base, under the $350 million revolving credit line is derived primarily from a percentage of our eligible accounts receivable and inventory, as defined by the agreement. During 2009, we reduced the maximum borrowing capacity under the 2007 Agreement from $350 million to $250 million as allowed by the 2007 Agreement. In November 2010, we amended the 2007 Agreement, further reducing the maximum borrowing capacity from $250 million to $150 million. We do not anticipate that our borrowing base will support borrowings in excess of these amounts at any point during the remaining life of the credit facility. These reductions allowed us to reduce our interest expense related to commitment fees. As part of these reductions, we expensed $0.6 million and $1.2 million related to unamortized debt issuance costs in 2010 and 2009, respectively. The amendment also reduced our minimum liquidity requirement, which was previously $35.0 million and which is now determined on a sliding scale based on our ninety-day average gross availability, as follows:

Ninety Day Average Gross Availability	Minimum Liquidity Requirement
Greater than $130.0 million	$18.75 million
Less than or equal to $130.0 million and greater than $80.0 million	$16.25 million
Less than or equal to $80.0 million	$10.00 million

Interest rates under the 2007 Agreement are based on a base rate plus an applicable margin. The base rate is the larger of the rate determined by the administrative agent (typically their prime rate) or the Federal Funds Rate plus one-half percent, as each term is defined by the agreement. A variable commitment fee, currently 0.425%, is charged on the unused amount of the revolver and is based on our quarterly average excess availability. The weighted-average interest rate at December 31, 2010 for borrowings outstanding under the 2007 Agreement was 3.75%. At December 31, 2010, we had outstanding letters of credit of approximately $15.9 million.

Loans are collateralized by substantially all of our assets, primarily accounts receivable and inventory, and are guaranteed by us and certain of our subsidiaries. Our net borrowing availability in excess of the required minimum liquidity covenant at December 31, 2010 was $22.6 million. The 2007 Agreement has certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, and asset sales. We were not in violation of any of these covenants as of December 31, 2010. The 2007 Agreement also has a fixed charge coverage ratio of 1:1 that is triggered if our available borrowing capacity, as determined under the borrowing base formula, is less than a minimum liquidity requirement. At December 31, 2010, the minimum liquidity requirement was $10.0 million. The calculation allows cash on deposit with the agent to be included as eligible borrowing base. At December 31, 2010, we were not required to have any cash on deposit with the agent since there was no shortfall in the calculation of the $10.0 million minimum liquidity requirement. If the $10.0 million minimum liquidity requirement was triggered in 2010, we would not have met the fixed charge coverage ratio. Based on our 2011 forecast, while we will not meet the fixed charge coverage ratio, we anticipate that we will not fall below the minimum liquidity covenant in 2011 including the use of cash on deposit with the agent; therefore, we will not trigger the fixed charge coverage ratio requirement. The fixed charge coverage ratio is defined as the ratio of earnings before interest expenses, income taxes, depreciation and amortization expenses minus capital expenditures, cash taxes paid, dividends, distributions and share repurchases or redemptions to the sum of scheduled principal payments and interest expense on a trailing twelve month basis from the trigger date.

Floating Rate Notes due 2012

As of December 31, 2009, we had $275.0 million in aggregate principal amount of Floating Rate Notes due February 15, 2012 ("2012 notes"). Interest accrues at a rate of LIBOR plus 4.25%. LIBOR is reset at the beginning of each quarterly period. The weighted-average interest rate at December 31, 2010 for the remaining 2012 notes was 4.5%. Interest on the 2012 notes is payable quarterly in arrears. At any time, we can redeem some or all of the 2012 notes at par. In the event of a change in control, we may be required to offer to purchase the 2012 notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest. At December 31, 2010, we had $5.3 million in outstanding 2012 notes, as we repaid or exchanged substantially all of the notes as part of the debt exchange discussed below. We intend to repay the $5.3 million of outstanding 2012 notes during 2011, and therefore have classified this amount as a current liability as of December 31, 2010 in the accompanying consolidated balance sheet.

Rights Offering and Debt Exchange

On January 21, 2010, we completed a common stock rights offering and debt exchange for our 2012 notes. As part of these transactions, we raised $180.1 million of new equity capital through the issuance of 51,459,184 shares of common stock in the rights offering at a subscription price of $3.50 per share. We used $105.1 million of the proceeds from the rights offering to repurchase a portion of the 2012 notes in the debt exchange. We used a portion of the remaining $75.0 million of proceeds to pay expenses of the rights offering and the debt exchange and the remainder is being used for general corporate purposes.

In the debt exchange, holders of the 2012 notes exchanged, at par, $269.8 million aggregate principal amount of 2012 notes for (i) $139.7 million aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2016 ("2016 notes"), (ii) $105.1 million in cash from the proceeds of the rights offering, and (iii) 7,112,244 shares of our common stock. We also amended the indenture under which the 2012 notes were issued to eliminate substantially all of the restrictive covenants, certain conditions to defeasance, and certain events of default and to release the liens on the collateral securing the 2012 notes. As a result of the debt exchange, we reduced our indebtedness by $130.0 million and extended the maturity of $139.7 million of indebtedness until 2016. There was no gain or loss recognized on the extinguishment of the 2012 notes since the notes were exchanged at par value for cash and common stock which had a closing price on the transaction date that was equal to the exchange price of $3.50 per share. At December 31, 2010, our funded debt was $165.0 million, which consisted of $20.0 million of outstanding borrowings under our senior secured revolving credit facility, $139.7 million of 2016 notes, and $5.3 million of our remaining 2012 notes.

In connection with our rights offering and debt exchange, we incurred approximately $9.4 million of various third-party fees and expenses. Of the total costs incurred, $0.5 million, net of insurance recoveries, related to the settlement of the consolidated class and derivative action lawsuit involving our initial recapitalization plans and $2.6 million primarily related to the special committee formed to review and respond to the recapitalization proposal. Substantially all of these costs were incurred and expensed in 2009 as a component of selling, general and administrative expenses. The remaining $6.3 million of costs incurred were considered to be directly related to the issuance of the common stock and the 2016 notes in the rights offering and debt exchange. These costs were allocated to the debt and equity based on their relative fair value to the total consideration issued in the transaction. Accordingly, $3.7 million was allocated to the rights offering and recorded as a reduction to additional paid-in capital in the first quarter of 2010. The remaining $2.6 million of costs were allocated to the 2016 notes and expensed primarily in the first quarter of 2010 as a component of interest expense, net. The debt exchange was considered to be a modification, and therefore, any third-party costs were expensed as incurred. In addition, $1.6 million of unamortized debt issue costs related to the 2012 notes that were extinguished as part of the transaction were expensed in the first quarter of 2010 and also included in interest expense, net. The remaining $1.9 million of unamortized debt issue costs are being amortized over the term of the outstanding floating rate notes.

Second Priority Senior Secured Floating Rate Notes due 2016

As of December 31, 2010, we have $139.7 million in aggregate principal amount of new 2016 notes that mature on February 15, 2016. Interest accrues on the 2016 notes at a 3-month LIBOR (subject to a 3.0% floor) plus 10.0%. LIBOR is reset at the beginning of each quarterly period. The weighted-average interest rate at December 31, 2010 for the 2016 notes was 13.0%. Interest on the 2016 notes is payable quarterly in arrears. At any time we can redeem some or all of the 2016 notes at a redemption price equal to par plus a specified premium that declines ratably to par. In the event of a change in control, we may be required to offer to purchase the 2016 notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest.

The 2016 notes are jointly and severally guaranteed by all of our subsidiaries and collateralized by a pledge of common stock of certain of our subsidiaries and by a second priority lien on substantially all tangible and intangible property and interests in property and proceeds thereof now owned or hereafter acquired by us and substantially all of our subsidiaries. All of the subsidiaries are wholly-owned and domiciled in the United States. The parent company has no independent assets or operations, and the guarantees are full and unconditional. The indenture covering the 2016 notes contains certain restrictive covenants, which, among other things, relate to the payment of dividends, incurrence of indebtedness, repurchase of common stock or other distributions, asset sales and investments.

Interest Rate Swaps

In the first quarter of 2008, we entered into three interest rate swap agreements with notional amounts of $100.0 million, $50.0 million and $50.0 million. We entered into these interest rate swaps in order to mitigate a portion of the interest rate risk that we were exposed to in the normal course of business on our floating rate notes. The swap agreements, effective May 15, 2008, were for a term of three years. The interest rate swaps qualified as fully effective, cash-flow hedging instruments. Therefore, all changes in fair value of the qualifying cash flow hedges were reported in accumulated other comprehensive loss and reclassified into earnings in the same period in which the hedge transactions affected earnings.

In December 2009, certain conditions of the proposed recapitalization plan were met which indicated that the transaction was considered probable of occurring. The recapitalization plan reduced our outstanding floating rate notes to $145.0 million causing a portion of the future cash flows being hedged by our $200 million swaps to be deemed probable of not occurring. As a result, in December 2009 we cancelled and settled our $50 million swap with a fixed rate of 2.99% for $1.7 million. Primarily all of this payment was expensed and was included as a component of interest expense, net in the consolidated statement of operations for the year ended December 31, 2009. Under the remaining $100 million and $50 million swap agreements, we are paying fixed rates of 3.25% and 3.17%, respectively, and receiving a variable rate at 90 day LIBOR. In December 2009, we also de-designated the remaining $150 million of our swaps. Amounts included in accumulated other comprehensive loss for $5.0 million of the remaining swaps were reclassed to expense in 2009 as the cash flows being hedged were considered probable of not occurring. Amounts included in accumulated other comprehensive loss at December 31, 2009 related to the remaining $145.0 million of swaps were frozen and will be amortized over the remaining terms of the swaps. Any subsequent changes in the fair value of these swaps are recognized in interest expense, net, in the consolidated statement of operations.

The tables below present the effect of our interest rate swap derivatives on the consolidated statements of operations for the years ended December 31 (in thousands):

Derivatives Designated as Hedging Instruments	Amount of Loss Recognized in OCI* 2010	Amount of Loss Recognized in OCI* 2009	Location of Loss Reclassified from OCI into Income	Amount of Loss Reclassified from OCI Into Income* 2010	Amount of Loss Reclassified from OCI Into Income* 2009	Amount of Loss Reclassified from OCI Into Income* 2008
Interest rate swaps	$ —	$ (3,357)	Interest expense, net	$ —	$ (6,088)	$ (838)

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	Amount of Loss Recognized in Income* 2010	Amount of Loss Recognized in Income* 2009	Amount of Loss Recognized in Income* 2008
Interest rate swaps	Interest expense, net	$ (3,804)	$ —	$ —

* Net of tax

When our interest rate swap agreements are in a net asset position, we are exposed to credit losses in the event of non-performance by counterparties. The amount of such credit exposure is limited to the unrealized gains on our swaps. We have not experienced any credit loss as a result of counterparty nonperformance in the past. To manage credit risks, we generally select counterparties who are part of our banking syndicate and settle on a net basis. We perform a quarterly assessment of our counterparty credit risk, including a review of credit ratings, credit default swap rates, and potential nonperformance of the counterparty. Since the counterparty is part of the bank syndicate, we also would have the ability to net amounts owed to us against any outstanding borrowings under the 2007 Agreement, thereby reducing the credit risk.

When interest rate swap agreements are in a net liability position, we are required to establish a reserve against our borrowing base equal to 110% of the fair value of the interest rate swaps on the last day of the month. This reserve effectively reduces our available borrowing capacity under the 2007 Agreement. At December 31, 2010, the reserve for the swaps was $2.4 million. The swaps are also collateralized in a manner similar to the loans under the 2007 Agreement. In the event of default, or if we or the counterparty fail to be part of the 2007 Agreement, an early termination event would be triggered which could require us to settle the swaps on the termination date at the then fair market value.

Fair Value

The *Fair Value Measurements and Disclosures* topic of the Codification provides a framework for measuring the fair value of assets and liabilities and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by us

Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1

Level 3 — inputs that are unobservable in the marketplace and significant to the valuation

If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The only financial instruments measured at fair value on a recurring basis are our interest rate swaps. We do not trade in swaps or hold them for speculative purposes, therefore, the retail market that exists for swaps would be the most advantageous market for our interest rate swaps. As such, we use the market approach to value our interest rate swaps by obtaining a quote from the counterparty that is based on a discounted cash flow analysis which incorporates information obtained from third-party market sources and is adjusted for company specific credit risk. We validate the fair value quote obtained from the counterparty by using an independent, third-party discounted cash flow analysis which also utilizes market information. These techniques incorporate Level 1 and Level 2 inputs. In addition to the term and notional amount inputs, the valuation also factors in discount rate, forward yield curves, and credit risk. Significant inputs to the derivative valuation for interest rate swaps are observable in the active markets and are classified as Level 2 in the hierarchy.

The following fair value hierarchy table presents information about our financial instruments measured at fair value on a recurring basis using significant other observable inputs (Level 2) (in thousands):

	Carrying Value As of December 31, 2010	Fair Value Measurement as of December 31, 2010	Carrying Value As of December 31, 2009	Fair Value Measurement as of December 31, 2009
Interest rate swaps (included in Total liabilities)	$ 2,209	$ 2,209	$ 5,314	$ 5,314

We have elected to continue to report the value of our floating rate notes at amortized cost. The carrying value of the floating rate notes and amounts outstanding under the revolving credit facility at December 31, 2010, approximate fair value.

Other Long-Term Debt

In 2006, we completed construction on a new multi-purpose facility. Based on the evaluation of the construction project in accordance with the *Leases* topic of the Codification, we were deemed the owner of the facility during the construction period. Effectively, a sale and leaseback of the facility occurred when construction was completed and the lease term began. This transaction did not qualify for sale-leaseback accounting. As a result, the building and the offsetting long-term lease obligation are included on the consolidated balance sheet as a component of fixed assets and other long-term debt, respectively. The building is being depreciated over its useful life, and the lease obligation is being amortized such that there will be no gain or loss recorded if the lease is not extended at the end of the term.

Future maturities of long-term debt as of December 31, 2010 were as follows (in thousands):

Year ending December 31,	
2011	$ 5,301
2012	20,057
2013	63
2014	69
2015	76
Thereafter	143,536
Total long-term debt (including current portion)	$ 169,102

9. Employee Stock-Based Compensation

2007 Incentive Plan

Under our 2007 Incentive Plan ("2007 Plan"), we were authorized to grant awards in the form of incentive stock options, non-qualified stock options, restricted stock, other common stock-based awards and cash-based awards. In January 2010, our shareholders approved an amendment to our 2007 Plan which increased the number of shares of common stock that may be granted pursuant to awards under the 2007 Plan from 2.5 million shares to 7.0 million shares. The maximum number of common shares reserved for the grant of awards under the 2007 Plan is 7.0 million, subject to adjustment as provided by the 2007 Plan. No more than 7.0 million shares may be made subject to options or stock appreciation rights ("SARs") granted under the 2007 Plan, and no more than 3.5 million shares may be made subject to stock-based awards other than options or SARs. Stock options and SARs granted under the 2007 Plan may not have a term exceeding 10 years from the date of grant. The 2007 Plan also provides that all awards will become fully vested and/or exercisable upon a change in control (as defined in the 2007 Plan). Other specific terms for awards granted under the 2007 Plan shall be determined by our Compensation Committee (or the board of directors if so determined by the board of directors). Historically, awards granted under the 2007 Plan generally vest ratably over a three to four-year period. As of December 31, 2010, 1.1 million shares were available for issuance under the 2007 Plan, 1.1 million of which may be made subject to stock-based awards other than options or SARs.

2005 Equity Incentive Plan

Under our 2005 Equity Incentive Plan ("2005 Plan"), we are authorized to grant stock-based awards in the form of incentive stock options, non-qualified stock options, restricted stock and other common stock-based awards. The maximum number of common shares reserved for the grant of awards under the 2005 Plan is 2.2 million, subject to adjustment as provided by the 2005 Plan. No more than 2.2 million shares may be made subject to options or SARs granted under the 2005 Plan, and no more than 1.1 million shares may be made subject to stock-based awards other than options or SARs. Stock options and SARs granted under the 2005 Plan may not have a term exceeding 10 years from the date of grant. The 2005 Plan also provides that all awards will become fully vested and/or exercisable upon a change in control (as defined in the 2005 Plan). Other specific terms for awards granted under the 2005 Plan shall be determined by our board of directors (or a committee of its members). Historically, awards granted under the 2005 Plan generally vest ratably over a three-year period. As of December 31, 2010, 708,000 shares were available for issuance under the 2005 Plan, 413,000 of which may be made subject to stock-based awards other than options or SARs.

1998 Stock Incentive Plan

Under the Builders FirstSource, Inc. 1998 Stock Incentive Plan ("1998 Plan"), we were authorized to issue shares of common stock pursuant to awards granted in various forms, including incentive stock options, non-qualified stock options and other stock-based awards. The 1998 Plan also authorized the sale of common stock on terms determined by our board of directors.

Stock options granted under the 1998 Plan generally cliff vest after a period of seven to nine years with certain option grants subject to acceleration if certain financial targets were met. The expiration date is generally 10 years subsequent to date of issuance. As of January 1, 2005, no further grants will be made under the 1998 Plan.

On April 23, 2008, we filed a Tender Offer Statement on Schedule TO (the "Exchange Offer") with the Securities and Exchange Commission. The Exchange Offer was an offer by us to certain optionholders to exchange their outstanding stock option grants, whether vested or unvested, to purchase shares of our common stock, par value $0.01 per share, granted under the 2005 Plan with an exercise price per share greater than or equal to $17.90 for new option grants to be granted under the 2005 Plan. The Exchange Offer was made to employees who, as of the date the Exchange Offer commenced, were actively employed by us and held eligible option grants. The Exchange Offer was approved by our shareholders at our annual meeting on May 22, 2008. We accepted for cancellation, eligible option grants to purchase an aggregate of 943,200 shares of our common stock, representing 100% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer on May 22, 2008, the expiration date of the Exchange Offer. Contemporaneous with the cancellation, our board of directors granted an equivalent number of stock options to the eligible employees on May 22, 2008 with an exercise price of $7.15, which was the closing price of our common stock on that date.

The exchange of original options for new option grants was treated as a modification of the original options. The remaining unamortized stock compensation expense related to the original options continues to be amortized over the original vesting period related to those options. The compensation expense for the incremental difference between the fair value of the new options and the fair value of the original options on the date of modification, reflecting the current facts and circumstances on the modification date, is being amortized over the vesting period of the new option grants which vest ratably over a term of approximately three years.

The following table summarizes our stock option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Years	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at December 31, 2009	2,284	$ 5.17		
Granted	3,985	$ 3.19		
Forfeited	(304)	$ 3.78		
Outstanding at December 31, 2010	5,965	$ 3.92	7.5	$ —
Exercisable at December 31, 2010	1,923	$ 4.93	4.5	$ —

The outstanding options at December 31, 2010 include options to purchase 4,115,000 shares granted under the 2007 Plan, 804,000 shares granted under the 2005 Plan and 1,046,000 shares under the 1998 Plan. As of December 31, 2010, options to purchase 233,000 shares under the 2007 Plan, 649,000 shares under the 2005 Plan and 1,041,000 shares under the 1998 Plan awards were exercisable.

The weighted average grant date fair value of options granted during the years ended December 31, 2010 and 2008 was $2.54 and $2.75 (excluding options re-granted in the Exchange Offer) per share, respectively. No option awards were granted during 2009. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $0.2 million and $1.5 million, respectively. We realized no tax benefits for stock options exercised during the years ended December 31, 2009 and 2008. No options were exercised in 2010.

Outstanding and exercisable stock options at December 31, 2010 were as follows (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Years	Shares	Weighted Average Exercise Price
$3.15	1,046	$ 3.15	2.0	1,041	$ 3.15
$3.19 - $3.24	3,770	$ 3.19	9.1	—	$ —
$6.70 - $7.15	1,149	$ 7.01	7.3	882	$ 7.03
$3.15 - $7.15	5,965	$ 3.92	7.5	1,923	$ 4.93

The following table summarizes restricted stock activity for the year ended December 31, 2010 (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2009	61	$ 11.21
Granted	1,978	$ 3.10
Vested	(57)	$ 11.57
Forfeited	(117)	$ 3.26
Nonvested at December 31, 2010	1,865	$ 3.09

Our results of operations included stock compensation expense of $4.3 million ($4.3 million net of taxes), $2.9 million ($2.9 million net of taxes) and $8.5 million ($8.5 million net of taxes) for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $10.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.1 years.

10. Facility Closure Costs

During 2010, we idled six facilities: two distribution facilities in South Carolina, two manufacturing facilities in Florida, and two manufacturing facilities in Maryland. We also closed two distribution facilities: one in South Carolina and one in North Carolina. We recognized $0.7 million in expense, which was primarily related to employee severance and termination benefits for these idled and closed facilities and revisions to sub-rental income estimates on other closed facilities. Of the $0.7 million recognized in expense during 2010, $0.6 was included in facility closure costs and $0.1 million was included in interest expense, net in the accompanying consolidated statement of operations.

During 2009, we developed and executed a plan to close a distribution facility in Maryland and an administrative facility in South Carolina. In 2009, we recognized $1.4 million in expense, which was primarily related to future minimum lease obligations on these vacated facilities, net of estimated sub-rental lease income, as well as lease termination costs and revisions to sub-rental income estimates. Of the $1.4 million we recognized in expense during 2009, $1.2 million was included in facility closure costs and $0.2 million was included in interest expense, net in the accompanying consolidated statement of operations.

During 2008, we idled three facilities: a manufacturing facility and a distribution facility in Florida, as well as a distribution facility in Georgia. We also developed and executed a plan to close four facilities located in North Carolina, Georgia and Texas. In conjunction with this plan, we disposed of assets and terminated employees. We sold owned real estate related to closed facilities for approximately $0.9 million resulting in an immaterial loss on the sale. During 2008, we recognized approximately $1.4 million in expense related to closed facilities, of which $1.2 million was included in facility closure costs and $0.2 million was included in interest expense, net in the accompanying consolidated statement of operations.

An analysis of our facility closure reserves for the periods reflected is as follows:

	2008	Additions	Payments	2009	Additions	Payments	2010
			(In thousands)				
Facility and other exit costs, net of estimated sub-lease rental income	$ 2,478	$ 1,394	$ (1, 542)	$ 2,330	$ 488	$ (1,071)	$ 1,747
Employee severance and termination benefits	138	26	(164)	—	246	(234)	12
Total facility closure reserve	$ 2,616	$ 1,420	$ (1,706)	$ 2,330	$ 734	$ (1,305)	$ 1,759

The facility and other exit cost reserves of $1.8 million at December 31, 2010, of which $1.1 million is recorded as other long-term liabilities, are primarily related to future minimum lease payments on vacated facilities.

As plans to close facilities are developed and executed, assets that can be used at other facilities are transferred and assets to be abandoned or sold are written down to their net realizable value, including any long-lived assets. In situations where multiple facilities serve the same market we may temporary close, or idle, facilities with plans to reopen these facilities once demand returns to the market. At December 31, 2010, we had ten idled facilities; four in Florida, three in South Carolina, two in Maryland and one in Georgia. In these situations, finite lived assets continue to be depreciated and assessed for impairment. Should conditions in our markets worsen, or recovery take significantly longer than forecasted, we may temporarily idle or permanently close additional facilities, at which time we may incur additional facility closure costs or asset impairment charges. Future non-cash impairment charges would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements. We continuously monitor economic conditions in all our markets, and while at the present time there are no plans to close or idle additional facilities, changes in market conditions may warrant future closings or idling of facilities.

11. Income Taxes

The components of income tax benefit included in continuing operations were as follows for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Current:			
Federal	$ (98)	$ (31,736)	$ (36,240)
State	221	502	(426)
	123	(31,234)	(36,666)
Deferred:			
Federal	(1,384)	378	19,364
State	149	33	(368)
	(1,235)	411	18,996
Income tax benefit	$ (1,112)	$ (30,823)	$ (17,670)

Temporary differences, which give rise to deferred tax assets and liabilities, were as follows as of December 31:

	2010	2009
	(In thousands)	
Deferred tax assets related to:		
Accrued expenses	$ 463	$ 337
Insurance reserves	3,108	3,852
Facility closure reserves	1,778	1,944
Stock-based compensation expense	4,692	3,433
Accounts receivable	714	1,620
Inventories	1,303	1,249
Operating loss and credit carryforwards	67,258	30,394
Interest rate swap agreements	773	2,635
Goodwill	5,519	6,464
Property, plant and equipment	5,665	4,299
Other	425	396
	91,698	56,623
Valuation allowance	(87,664)	(52,839)
Total deferred tax assets	4,034	3,784
Deferred tax liabilities related to:		
Prepaid expenses	1,261	1,347
Goodwill	6,549	6,137
Total deferred tax liabilities	7,810	7,484
Net deferred tax liability	$ (3,776)	$ (3,700)

A reconciliation of the statutory federal income tax rate to our effective rate for continuing operations is provided below for the years ended December 31:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax	3.3%	3.1%	2.6%
Effect of changes in tax law	—%	2.4%	—%
Valuation allowance	(37.1)%	(4.4)%	(22.8)%
Non-deductible goodwill impairment	—%	—%	(2.2)%
Other	—%	(1.0)%	0.2%
	1.2%	35.1%	12.8%

We have $474.7 million of state operating loss carry-forwards and $2.8 million of state tax credit carry-forwards expiring at various dates through 2031. We also have $121.7 million of federal net operating loss carry-forwards that will expire at various dates through 2031. The federal and state operating loss carry-forwards exclude approximately $1.8 million of gross windfall tax benefits from stock option exercises that have not been recorded as of December 31, 2010. These deferred tax assets will be recorded as an increase to additional paid in capital when the related tax benefits are realized.

We evaluate our deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. We assess whether a valuation allowance should be established based on our determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In light of the continued downturn in the housing market and the uncertainty as to its length and magnitude and the additional asset impairments recorded during 2008, we were in a three-year cumulative loss position. Cumulative losses in recent years represent significant negative evidence in considering whether deferred tax assets are realizable, and also generally preclude relying on projections of future taxable income to support the recovery of deferred tax assets. Therefore, during 2008, we recorded a valuation allowance totaling approximately $41.2 million against primarily all of our net deferred tax assets, of which $31.6 million related to our continuing operations, $3.0 million related to other comprehensive (loss) income, and $6.6 million related to our discontinued operations. We recorded an additional valuation allowance of approximately $35.4 million and $3.9 million in 2010 and 2009, respectively, related to our continuing operations. We excluded the deferred tax liabilities related to certain indefinite lived intangibles when calculating the amount of valuation allowance needed as these liabilities cannot be considered as a source of income when determining the realizability of the net deferred tax assets. The valuation allowance was recorded as a reduction to income tax benefit.

The deferred tax assets for which there is no valuation allowance relate to amounts that can be realized through future reversals of existing taxable temporary differences or through the generation of sufficient taxable income. To the extent we generate sufficient taxable income in the future to fully utilize the tax benefits of the net deferred tax assets on which a valuation allowance was recorded, our effective tax rate may decrease as the valuation allowance is reversed.

The following table shows the changes in our valuation allowance:

	2010	2009	2008
		(In thousands)	
Balance at January 1,	$ 52,839	$ 51,056	$ 9,970
Additions charged to expense:			
Continuing operations	35,393	3,883	31,601
Discontinued operations	469	—	6,562
Additions charged to other comprehensive loss	—	—	3,038
Deductions	(1,037)	(2,100)	(115)
Balance at December 31,	$ 87,664	$ 52,839	$ 51,056

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 was enacted into law and extended the carry-back period to up to five years for which current year losses can be offset against previously generated taxable income. Due to this federal tax legislation, we were able to carry back losses generated in 2009 against taxable income generated in 2006, 2005, and 2004. As a result, we recorded an income tax receivable of approximately $33.8 million in the consolidated balance sheet as of December 31, 2009. We recognized an income tax benefit of $2.1 million in continuing operations related to losses generated by our discontinued operations due to this change in tax law. No state in which we file adopted the Act, and as such no state benefits were realized from the extended carry-back provision.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. We accrued interest and penalties of $0.1 million, $0.1 million and $0.1 million in 2010, 2009 and 2008, respectively. We also reduced interest and penalties by $0.5 million in 2008 due to settlements with taxing authorities and the lapse of applicable statutes of limitations. We had a total of $0.4 and $0.3 million accrued for interest and penalties for our uncertain tax positions as of December 31, 2010 and 2009, respectively.

The following table shows the changes in the amount of our uncertain tax positions (exclusive of the effect of interest and penalties):

	2010	2009	2008
		(In thousands)	
Balance at January 1,	$ 2,396	$ 1,291	$ 2,347
Tax positions taken in prior periods:			
Gross increases	2	22	26
Gross decreases	(324)	—	(63)
Tax positions taken in current period:			
Gross increases	105	1,084	111
Settlements with taxing authorities	—	—	(705)
Lapse of applicable statute of limitations	(110)	(1)	(425)
Balance at December 31.	$ 2,069	$ 2,396	$ 1,291

If our uncertain tax positions were recognized. a benefit of $0.4 million. net of any U.S. Federal tax benefit. would affect our effective income tax rate.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Based on completed examinations and the expiration of statutes of limitations, we have concluded all U.S. federal income tax matters for years through 2004. We report in 16 states with various years open to examination.

12. Employee Benefit Plans

We maintain one active defined contribution 401(k) plan. Our employees are eligible after completing six months of employment to participate in the Builders FirstSource, Inc. 401(k) Plan. Participants can contribute up to 15% of their annual compensation, subject to federally mandated maximums. Participants are immediately vested in their own contributions. We match a certain percentage of the contributions made by participating employees, subject to IRS limitations. Our matching contributions are subject to a pro-rata five-year vesting schedule. We recognized expense of $0.3 million, $0.8 million and $2.4 million in 2010, 2009 and 2008, respectively, for contributions to the plan.

13. Commitments and Contingencies

We lease certain land, buildings and equipment used in operations. These leases are generally accounted for as operating leases with initial terms ranging from one to 20 years and generally contain renewal options. Certain operating leases are subject to contingent rentals based on various measures, primarily consumer price index increases. Total rent expense under operating leases was approximately $27.1 million, $31.6 million and $34.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In addition, we have residual value guarantees on certain equipment leases. Under these leases we have the option of (a) purchasing the equipment at the end of the lease term, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in any case are less than the residual value, we are required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. If the sales proceeds exceed the residual value, we are entitled to all of such excess amounts. The guarantees under these leases for the residual values of equipment at the end of the respective operating lease periods approximated $1.9 million as of December 31, 2010. Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement or that we will purchase the equipment at the end of the lease term, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Future minimum commitments for noncancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

	Related Party	Total*
	(In thousands)	
Year ending December 31,		
2011	$ 1,164	$ 22,091
2012	1,084	15,715
2013	823	13,929
2014	516	12,318
2015	162	9,265
Thereafter	—	17,790
	$ 3,749	$ 91,108

* *Includes related party future minimum commitments for noncancelable operating leases.*

We have outstanding letters of credit totaling $15.9 million that principally support our self-retention insurance programs.

In the third quarter of 2010, we received $1.2 million from a litigation settlement. This settlement was recorded as a reduction of selling, general and administrative expenses in the accompanying consolidated statement of operations in 2010.

In the third quarter of 2009, we were named as a nominal defendant, and our directors named as defendants, in a consolidated class and derivative action lawsuit and an additional derivative action lawsuit related to our initial recapitalization plans. The additional lawsuit was consolidated in October 2009 with the earlier filed lawsuits. In December 2009, the Delaware Court of Chancery approved the proposed settlement of this consolidated class and derivative action lawsuit. The terms of the settlement are set forth in the definitive Stipulation and Agreement of Compromise, Settlement, and Release as agreed to in November 2009. We paid $2.4 million in December 2009 in accordance with the terms of the settlement. Based on an agreement with our insurance carrier this amount was expected to be reimbursed under our insurance policy and therefore, was included in other receivables in our consolidated balance sheet as of December 31, 2009. We also incurred additional legal fees and other administrative costs related to the lawsuit of approximately $0.5 million which were expensed in the consolidated statement of operations in 2009. In February 2010, we were reimbursed under our insurance policy for the full amount of the settlement payment.

We are a party to various legal proceedings in the ordinary course of business. Although the ultimate disposition of these proceedings cannot be predicted with certainty, management believes the outcome of any claim that is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position, cash flows or results of operations. However, there can be no assurances that future costs would not be material to our results of operations or liquidity for a particular period.

14. Segment and Product Information

We have three regional operating segments — Atlantic, Southeast and Central — with centralized financial and operational oversight. We believe that these operating segments meet the aggregation criteria prescribed in the *Segment Reporting* topic of the Codification, and thus have one reportable segment.

Sales by product category were as follows for the years ended December 31:

	2010	2009	2008
		(In thousands)	
Prefabricated components	$ 135,469	$ 129,781	$ 194,173
Windows & doors	161,079	163,952	248,515
Lumber & lumber sheet goods	201,445	164,627	238,719
Millwork	75,843	72,798	102,803
Other building products & services	126,507	146,728	207,804
Total sales	$ 700,343	$ 677,886	$ 992,014

15. Related Party Transactions

An affiliate of JLL Partners, Inc. is a principal beneficial owner of PGT, Inc. Floyd F. Sherman, our president and chief executive officer, serves on the board of directors for PGT, Inc. We purchased windows from PGT, Inc. totaling $2.7 million, $3.0 million and $2.8 million in 2010, 2009 and 2008, respectively. We had accounts payable to PGT, Inc. in the amounts of $0.3 million and $0.4 million as of December 31, 2010 and 2009, respectively.

In 2010, 2009 and 2008, we paid approximately $1.3 million, $1.3 million and $1.4 million, respectively, in rental expense to employees or our non-affiliate stockholders for leases of land and buildings.

As of December 31, 2009, JLL Partners, Inc. and Warburg Pincus indirectly owned $97.8 million aggregate principal amount of our 2012 notes which were purchased during 2009 in the public market. Interest was paid on these notes during the year in accordance with the terms of the 2012 notes. In connection with the rights offering and debt exchange discussed in Note 8, JLL and Warburg Pincus each exercised rights to acquire 12.9 million shares of common stock at a subscription price of $3.50 per share and exchanged their 2012 notes for $80.1 million in cash and $17.7 million of common stock, or 5.1 million shares. We also agreed to reimburse JLL Partners, Inc. and Warburg Pincus for all reasonable and actual out-of-pocket expenses incurred in connection with the recapitalization transactions.

16. Concentrations

We maintain cash at financial institutions in excess of federally insured limits. Accounts receivable potentially expose us to concentrations of credit risk. We provide credit in the normal course of business to customers in the residential construction industry. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. Because customers are dispersed among our various markets, our credit risk to any one customer or state economy is not significant.

Our customer mix is a balance of large national homebuilders, regional homebuilders and local homebuilders. For the year ended December 31, 2010, our top 10 customers accounted for approximately 23.8% of our sales, and no single customer accounted for more than 5% of sales.

We source products from a large number of suppliers. No materials purchased from any single supplier represented more than 9% of our total materials purchases in 2010.

17. Supplemental Cash Flow Information

Supplemental cash flow information was as follows for the years ended December 31:

	2010	2009 (In thousands)	2008
Cash payments for interest	$ 24,263	$ 23,648	$ 24,011
Cash refunds for income taxes	(33,531)	(32,758)	(15,169)
Supplemental schedule of non-cash financing activities:			
Issuance of common stock to extinguish debt	24,893	—	—

18. Unaudited Quarterly Financial Data

The following tables summarize the consolidated quarterly results of operations for 2010 and 2009 (in thousands, except per share amounts):

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 161,373	$ 211,483	$ 180,394	$ 147,093
Gross margin	29,431	38,735	35,529	28,061
Loss from continuing operations	(31,200)(1)	(18,920)(2)	(19,675)(3)	(24,498)(4)
Loss from discontinued operations, net of tax	(186)	(119)	(795)	(115)
Net loss	(31,386)	(19,039)	(20,470)	(24,613)
Basic and diluted net loss per share				
Loss from continuing operations	$ (0.38)(1)	$ (0.20)(2)	$ (0.21)(3)	$ (0.26)(4)
Loss from discontinued operations	(0.00)	(0.00)	(0.01)	(0.00)
Net loss	$ (0.38)	$ (0.20)	$ (0.22)	$ (0.26)

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 159,576	$ 175,482	$ 188,865	$ 153,963
Gross margin	33,550	39,173	39,392	30,291
Income (loss) from continuing operations	(28,616)(5)	(18,554)(6)	(15,949)(7)	6,230(8)
Income (loss) from discontinued operations, net of tax	(1,962)	(4,050)	703	344
Net income (loss)	(30,578)	(22,604)	(15,246)	6,574
Basic and diluted net income (loss) per share				
Income (loss) from continuing operations	$ (0.73)(5)	$ (0.47)(6)	$ (0.41)(7)	$ 0.16(8)
Income (loss) from discontinued operations	(0.05)	(0.11)	0.02	0.01
Net income (loss)	$ (0.78)	$ (0.58)	$ (0.39)	$ 0.17

(1) Includes write-off of deferred financing costs of $4.1 million as discussed in Note 8 and a valuation allowance of $11.6 million as discussed in Note 11.

(2) Includes a valuation allowance of $7.1 million as discussed in Note 11.

(3) Includes a valuation allowance of $7.2 million as discussed in Note 11.

(4) Includes write-off of deferred financing costs of $0.6 million as discussed in Note 8 and a valuation allowance of $9.4 million as discussed in Note 11.

(5) Includes write-off of deferred financing costs of $1.2 million as discussed in Note 8 and a valuation allowance of $12.2 million as discussed in Note 11.

(6) Includes asset impairment charge of $0.5 million as discussed in Note 2, facility closures costs of $0.7 million as discussed in Note 10, and a valuation allowance of $6.6 million as discussed in Note 11.

(7) Includes a valuation allowance of $6.2 million as discussed in Note 11.

(8) Includes a valuation allowance of ($21.1) million as discussed in Note 11.

Earnings per share is computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the annual earnings per share.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls Evaluation and Related CEO and CFO Certifications. Our management, with the participation of our principal executive officer ("CEO") and principal financial officer ("CFO"), conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. The controls evaluation was conducted by our Disclosure Committee, comprised of senior representatives from our finance, accounting, internal audit, and legal departments under the supervision of our CEO and CFO.

Certifications of our CEO and our CFO, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are attached as exhibits to this annual report. This "Controls and Procedures" section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Limitations on the Effectiveness of Controls. We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A system of controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the limitations in all such systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Furthermore, the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how unlikely. Because of these inherent limitations in a cost-effective system of controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The evaluation of our disclosure controls and procedures included a review of their objectives and design, the Company's implementation of the controls and procedures and the effect of the controls and procedures on the information generated for use in this annual report. In the course of the evaluation, we sought to identify whether we had any data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken if needed. This type of evaluation is performed on a quarterly basis so that conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our quarterly reports on Form 10-Q. Many of the components of our disclosure controls and procedures are also evaluated by our internal audit department, our legal department and by personnel in our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures on an ongoing basis, and to maintain them as dynamic systems that change as conditions warrant.

Conclusions regarding Disclosure Controls. Based on the required evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that, as of December 31, 2010, we maintained disclosure controls and procedures that were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting. During the quarter ended December 31, 2010, there were no changes in our internal control over financial reporting identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 25, 2011 under the captions "Proposal 1 — Election of Directors," "Continuing Directors," "Information Regarding the Board and Its Committees," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers of the Registrant," which information is incorporated herein by reference.

Code of Business Conduct and Ethics

Builders FirstSource, Inc. and its subsidiaries endeavor to do business according to the highest ethical and legal standards, complying with both the letter and spirit of the law. Our board of directors approved a Code of Business Conduct and Ethics that applies to our directors, officers (including our principal executive officer, principal financial officer and controller) and employees. Our Code of Business Conduct and Ethics is administered by a compliance committee made up of representatives from our legal, human resources, finance and internal audit departments.

Our employees are encouraged to report any suspected violations of laws, regulations and the Code of Business Conduct and Ethics, and all unethical business practices. We provide continuously monitored hotlines for anonymous reporting by employees.

Our board of directors has also approved a Supplemental Code of Ethics for the Chief Executive Officer, President, and Senior Financial Officers of Builders FirstSource, Inc., which is administered by our general counsel.

Both of these policies are listed as exhibits to this annual report on Form 10-K and can be found in the "investors" section of our corporate Web site at: www.bldr.com.

Stockholders may request a free copy of these policies by contacting the Corporate Secretary, Builders FirstSource, Inc., 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, United States of America.

In addition, within four business days of:

- Any amendment to a provision of our Code of Business Conduct and Ethics or our Supplemental Code of Ethics for Chief Executive Officer, President and Senior Financial Officers of Builders FirstSource, Inc. that applies to our chief executive officer, our chief financial officer or controller; or

- The grant of any waiver, including an implicit waiver, from a provision of one of these policies to one of these officers that relates to one or more of the items set forth in Item 406(b) of Regulation S-K.

We will provide information regarding any such amendment or waiver (including the nature of any waiver, the name of the person to whom the waiver was granted and the date of the waiver) on our Web site at the Internet address above, and such information will be available on our Web site for at least a 12-month period. In addition, we will disclose any amendments and waivers to our Code of Business Conduct and Ethics or our Supplemental Code of Ethics for Chief Executive Officer, President and Senior Financial Officers of Builders FirstSource, Inc. as required by the listing standards of the NASDAQ Stock Market LLC.

Item 11. ***Executive Compensation***

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 25, 2011 under the captions "Executive Compensation and Other Information," "Information Regarding the Board and its Committees — Compensation of Directors," and "Compensation Committee Interlocks and Insider Participation," which information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held on May 25, 2011 under the caption "Ownership of Securities" and "Equity Compensation Plan Information," which information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 25, 2011 under the caption "Election of Directors and Management Information," "Information Regarding the Board and its Committees," and "Certain Relationships and Related Party Transactions," which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 25, 2011 under the caption "Proposal 4 — Ratification of Selection of Auditors — Fees Paid to PricewaterhouseCoopers LLP," which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) See the index to consolidated financial statements provided in Item 8 for a list of the financial statements filed as part of this report.

(2) Financial statement schedules are omitted because they are either not applicable or not material.

(3) The following documents are filed, furnished or incorporated by reference as exhibits to this report as required by Item 601 of Regulation S-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
3.2	Amended and Restated By-Laws of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007, File Number 0-51357)
4.1	Registration Rights Agreement, dated as of January 21, 2010, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
4.2	Indenture, dated as of February 11, 2005, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)

Exhibit Number	Description
4.3	Supplemental Indenture, dated as of January 8, 2010, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 14, 2010, File Number 0-51357)
4.4	Indenture, dated as of January 21, 2010, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
10.1	Loan and Security Agreement, dated December 14, 2007, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent and Collateral Trustee, UBS Securities LLC, as Syndication Agent, General Electric Capital Corporation, as Documentation Agent, and Wachovia Capital Markets, LLC and UBS Securities LLC, as Joint Lead Bookrunners (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on July 31, 2009, File Number 0-51357)
10.2	Amendment No. 1 to Loan and Security Agreement, dated March 3, 2008, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
10.3	Amendment No. 2 to Loan and Security Agreement, dated November 23, 2010, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, successor by merger to Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2010, File Number 0-51357)
10.4	Collateral Trust Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., the other Pledgors party thereto, UBS AG, Stamford Branch, as Administrative Agent under the Credit Agreement, Wilmington Trust Company, as Trustee under the Indenture, UBS AG, Stamford Branch, as Priority Collateral Trustee, and UBS AG, Stamford Branch, as Parity Collateral Trustee (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.5	Confirmation of Reformation of Collateral Trust Agreement, dated as of December 14, 2007, among Builders FirstSource, Inc., the other Pledgors party thereto, UBS AG, Stamford Branch, as Administrative Agent under the Credit Agreement, Wilmington Trust Company, as Trustee under the Indenture, UBS AG, Stamford Branch, as Priority Collateral Trustee, and UBS AG, Stamford Branch, as Parity Collateral Trustee (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 5, 2008, File Number 0-51357)
10.6	Second Lien Pledge and Security Agreement, dated as of January 21, 2010, by and among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
10.7	Investment Agreement, dated as of October 23, 2009, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement of the Company on Form S-3, filed with the Securities and Exchange Commission on December 3, 2009, File Number 333-162906)
10.8	Amendment No. 1 to Investment Agreement, dated as of December 2, 2009, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)
10.9	Support Agreement, dated as of October 23, 2009, among Builders FirstSource, Inc. and certain holders of our Second Priority Senior Secured Floating Rate Notes Due 2012 party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)

Exhibit Number	Description
10.10	Amendment No. 1 to Support Agreement, dated as of December 2, 2009, among Builders FirstSource, Inc. and certain holders of our Second Priority Senior Secured Floating Rate Notes Due 2012 party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)
10.11+	Builders FirstSource, Inc. 1998 Stock Incentive Plan, as amended, effective March 1, 2004 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.12+	Amendment No. 7 to Builders FirstSource, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 12, 2007, File Number 0-51357)
10.13+	2004 Form of Builders FirstSource, Inc. 1998 Stock Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.14+	Builders FirstSource, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
10.15+	2005 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 4, 2005, File Number 0-51357)
10.16+	2005 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2005, File Number 0-51357)
10.17+	2006 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2006, File Number 0-51357)
10.18+	2006 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2006, File Number 0-51357)
10.19+	2007 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement for Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007, File Number 0-51357)
10.20+	Builders FirstSource, Inc. 2007 Incentive Plan (incorporated by reference to Annex D of the Company's definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2009, File Number 0-51357)
10.21+	2008 Form of Builders FirstSource, Inc. 2007 Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 1, 2008, File Number 0-51357)
10.22+	2008 Form of Builders FirstSource, Inc. 2007 Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 1, 2008, File Number 0-51357)
10.23+	2010 Form of Builders FirstSource, Inc. 2007 Incentive Plan Nonqualified Stock Option Agreement for Employee Directors (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 4, 2010, File Number 0-51357)

Exhibit Number	Description
10.24+	Builders FirstSource, Inc. Amended and Restated Independent Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 3, 2006, File Number 0-51357)
10.25+	Builders FirstSource, Inc. Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on May 26, 2005, File Number 333-122788)
10.26+	Employment Agreement, dated September 1, 2001, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.27+	Amendment to Employment Agreement, dated June 1, 2005, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
10.28+	Second Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
10.29+	Employment Agreement, dated February 23, 2010, between Builders FirstSource, Inc. and M. Chad Crow (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2010, File Number 0-51357)
10.30+	Employment Agreement, dated January 15, 2004, between Builders FirstSource, Inc. and Morris E. Tolly (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 5, 2008, File Number 0-51357)
10.31+	Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Morris E. Tolly (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
10.32+	Employment Agreement, dated January 15, 2004, between Builders FirstSource, Inc. and Donald F. McAleenan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities Exchange Commission on November 2, 2005, File Number 0-51357)
10.33+	Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Donald F. McAleenan (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
14.1	Builders FirstSource, Inc. Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006, File Number 0-51357)
14.2	Builders FirstSource, Inc. Supplemental Code of Ethics (incorporated by reference to Exhibit 14.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006, File Number 0-51357)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 4, 2010, File Number 0-51357)
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included as part of signature page)
31.1*	Written statement pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Floyd F. Sherman as Chief Executive Officer
31.2*	Written statement pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by M. Chad Crow as Chief Financial Officer

Exhibit Number	Description
32.1**	Written statement pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Floyd F. Sherman as Chief Executive Officer and M. Chad Crow as Chief Financial Officer

* Filed herewith

** Builders FirstSource, Inc. is furnishing, but not filing, the written statement pursuant to Title 18 United States Code 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, of Floyd F. Sherman, our Chief Executive Officer, and M. Chad Crow, our Chief Financial Officer.

\+ Indicates a management contract or compensatory plan or arrangement

(b) A list of exhibits filed, furnished or incorporated by reference with this Form 10-K is provided above under Item 15(a)(3) of this report. **Builders FirstSource, Inc. will furnish a copy of any exhibit listed above to any stockholder without charge upon written request to Donald F. McAleenan, Senior Vice President and General Counsel, 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.**

(c) Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 2, 2011

BUILDERS FIRSTSOURCE, INC.

/s/ FLOYD F. SHERMAN
Floyd F. Sherman
President and Chief Executive Officer
(Principal Executive Officer)

The undersigned hereby constitute and appoint Donald F. McAleenan and his substitutes our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorney-in-fact or his substitutes shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FLOYD F. SHERMAN Floyd F. Sherman	President and Chief Executive Officer (Principal Executive Officer and Director)	March 2, 2011
/s/ M. CHAD CROW M. Chad Crow	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 2, 2011
/s/ BRAD A. LEIST Brad A. Leist	Vice President and Controller (Principal Accounting Officer)	March 2, 2011
/s/ PAUL S. LEVY Paul S. Levy	Chairman and Director	March 2, 2011
/s/ DAVID A. BARR David A. Barr	Director	March 2, 2011
/s/ CLEVELAND A. CHRISTOPHE Cleveland A. Christophe	Director	March 2, 2011
/s/ RAMSEY A. FRANK Ramsey A. Frank	Director	March 2, 2011
/s/ MICHAEL GRAFF Michael Graff	Director	March 2, 2011
/s/ ROBERT C. GRIFFIN Robert C. Griffin	Director	March 2, 2011
/s/ KEVIN J. KRUSE Kevin J. Kruse	Director	March 2, 2011
/s/ BRETT N. MILGRIM Brett N. Milgrim	Director	March 2, 2011
/s/ CRAIG A. STEINKE Craig A. Steinke	Director	March 2, 2011

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
3.2	Amended and Restated By-Laws of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007, File Number 0-51357)
4.1	Registration Rights Agreement, dated as of January 21, 2010, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
4.2	Indenture, dated as of February 11, 2005, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
4.3	Supplemental Indenture, dated as of January 8, 2010, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 14, 2010, File Number 0-51357)
4.4	Indenture, dated as of January 21, 2010, among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
10.1	Loan and Security Agreement, dated December 14, 2007, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, Wachovia Bank, National Association, as Administrative Agent and Collateral Trustee, UBS Securities LLC, as Syndication Agent, General Electric Capital Corporation, as Documentation Agent, and Wachovia Capital Markets, LLC and UBS Securities LLC, as Joint Lead Bookrunners (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on July 31, 2009, File Number 0-51357)
10.2	Amendment No. 1 to Loan and Security Agreement, dated March 3, 2008, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009. File Number 0-51357)
10.3	Amendment No. 2 to Loan and Security Agreement, dated November 23, 2010, among Builders FirstSource, Inc., the Borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, successor by merger to Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2010, File Number 0-51357)
10.4	Collateral Trust Agreement, dated as of February 11, 2005, among Builders FirstSource, Inc., the other Pledgors party thereto, UBS AG, Stamford Branch, as Administrative Agent under the Credit Agreement, Wilmington Trust Company, as Trustee under the Indenture, UBS AG, Stamford Branch, as Priority Collateral Trustee, and UBS AG, Stamford Branch, as Parity Collateral Trustee (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.5	Confirmation of Reformation of Collateral Trust Agreement, dated as of December 14, 2007, among Builders FirstSource, Inc., the other Pledgors party thereto, UBS AG, Stamford Branch, as Administrative Agent under the Credit Agreement, Wilmington Trust Company, as Trustee under the Indenture, UBS AG, Stamford Branch, as Priority

Exhibit Number	Description
	Collateral Trustee, and UBS AG, Stamford Branch, as Parity Collateral Trustee (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 5, 2008, File Number 0-51357)
10.6	Second Lien Pledge and Security Agreement, dated as of January 21, 2010, by and among Builders FirstSource, Inc., the Guarantors party thereto, and Wilmington Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2010, File Number 0-51357)
10.7	Investment Agreement, dated as of October 23, 2009, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement of the Company on Form S-3, filed with the Securities and Exchange Commission on December 3, 2009, File Number 333-162906)
10.8	Amendment No. 1 to Investment Agreement, dated as of December 2, 2009, among Builders FirstSource, Inc., JLL Partners Fund V, L.P., and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)
10.9	Support Agreement, dated as of October 23, 2009, among Builders FirstSource, Inc. and certain holders of our Second Priority Senior Secured Floating Rate Notes Due 2012 party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)
10.10	Amendment No. 1 to Support Agreement, dated as of December 2, 2009, among Builders FirstSource, Inc. and certain holders of our Second Priority Senior Secured Floating Rate Notes Due 2012 party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 3, 2009, File Number 0-51357)
10.11+	Builders FirstSource, Inc. 1998 Stock Incentive Plan, as amended, effective March 1, 2004 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.12+	Amendment No. 7 to Builders FirstSource, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 12, 2007, File Number 0-51357)
10.13+	2004 Form of Builders FirstSource, Inc. 1998 Stock Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.14+	Builders FirstSource, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
10.15+	2005 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 4, 2005, File Number 0-51357)
10.16+	2005 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2005, File Number 0-51357)
10.17+	2006 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2006, File Number 0-51357)
10.18+	2006 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 17, 2006, File Number 0-51357)

Exhibit Number	Description
10.19+	2007 Form of Builders FirstSource, Inc. 2005 Equity Incentive Plan Nonqualified Stock Option Agreement for Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2007, File Number 0-51357)
10.20+	Builders FirstSource, Inc. 2007 Incentive Plan (incorporated by reference to Annex D of the Company's definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2009, File Number 0-51357)
10.21+	2008 Form of Builders FirstSource, Inc. 2007 Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 1, 2008, File Number 0-51357)
10.22+	2008 Form of Builders FirstSource, Inc. 2007 Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 1, 2008, File Number 0-51357)
10.23+	2010 Form of Builders FirstSource, Inc. 2007 Incentive Plan Nonqualified Stock Option Agreement for Employee Directors (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 4, 2010, File Number 0-51357)
10.24+	Builders FirstSource, Inc. Amended and Restated Independent Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 3, 2006, File Number 0-51357)
10.25+	Builders FirstSource, Inc. Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on May 26, 2005, File Number 333-122788)
10.26+	Employment Agreement, dated September 1, 2001, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 27, 2005, File Number 333-122788)
10.27+	Amendment to Employment Agreement, dated June 1, 2005, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.15 to Amendment No. 4 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 6, 2005, File Number 333-122788)
10.28+	Second Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Floyd F. Sherman (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
10.29+	Employment Agreement, dated February 23, 2010, between Builders FirstSource, Inc. and M. Chad Crow (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 26, 2010, File Number 0-51357)
10.30+	Employment Agreement, dated January 15, 2004, between Builders FirstSource, Inc. and Morris E. Tolly (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 5, 2008, File Number 0-51357)
10.31+	Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Morris E. Tolly (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)
10.32+	Employment Agreement, dated January 15, 2004, between Builders FirstSource, Inc. and Donald F. McAleenan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities Exchange Commission on November 2, 2005, File Number 0-51357)
10.33+	Amendment to Employment Agreement, dated October 29, 2008, between Builders FirstSource, Inc. and Donald F. McAleenan (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, File Number 0-51357)

Exhibit Number	Description
14.1	Builders FirstSource, Inc. Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006, File Number 0-51357)
14.2	Builders FirstSource, Inc. Supplemental Code of Ethics (incorporated by reference to Exhibit 14.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006, File Number 0-51357)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 4, 2010, File Number 0-51357)
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included as part of signature page)
31.1*	Written statement pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Floyd F. Sherman as Chief Executive Officer
31.2*	Written statement pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by M. Chad Crow as Chief Financial Officer
32.1**	Written statement pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Floyd F. Sherman as Chief Executive Officer and M. Chad Crow as Chief Financial Officer

* Filed herewith

** Builders FirstSource, Inc. is furnishing, but not filing, the written statement pursuant to Title 18 United States Code 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, of Floyd F. Sherman, our Chief Executive Officer, and M. Chad Crow, our Chief Financial Officer.

\+ Indicates a management contract or compensatory plan or arrangement

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-128430, 333-147107, and 333-169001) of Builders FirstSource, Inc. of our report dated March 2, 2011, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K. We also consent to the references to us under the heading "Selected Financial Data" in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
March 2, 2011

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Floyd Sherman, certify that:

1. I have reviewed this report on Form 10-K of Builders FirstSource, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ FLOYD F. SHERMAN
Floyd F. Sherman
President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, M. Chad Crow, certify that:

1. I have reviewed this report on Form 10-K of Builders FirstSource, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ M. CHAD CROW
M. Chad Crow
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350
(Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the annual report of Builders FirstSource, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Floyd F. Sherman, as President and Chief Executive Officer of the Company, and M. Chad Crow, as Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge :

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2011

/s/ FLOYD F. SHERMAN
Floyd F. Sherman
President and Chief Executive Officer

/s/ M. CHAD CROW
M. Chad Crow
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.